
10011853



Annual Report 2009

2009 Highlights:

Comparable Sales Growth

3.8%

Earnings Per Share Growth

9%

Total Cash Returned to Shareholders 2007–2009

$16.6 Billion



To Our Valued Shareholders:

To state the obvious, 2009 was a tumultuous year economically.

Despite this tough environment, McDonald's delivered another exceptional year of growth, posting strong sales and increased market share around the world. In 2009, global comparable sales increased 3.8 percent, fueled by solid gains in the United States (+2.6 percent), Europe (+5.2 percent), Asia/Pacific, Middle East and Africa (+3.4 percent), Latin America (+5.3 percent) and Canada (+5.8 percent). Earnings per share for the year increased 9 percent to $4.11 (13 percent in constant currencies), while consolidated operating income increased 6 percent (10 percent in constant currencies).

We also returned $5.1 billion to shareholders through share repurchases and dividends paid, bringing our three-year cash return total to $16.6 billion—notably at the high end of our stated target of $15 to $17 billion for the years 2007 through 2009.

Concerning McDonald's performance, there are three milestones that I want to recognize:

First, our 2009 comparable sales increase marked the sixth consecutive year of positive sales in every geographic segment of our business.

Second, our increasingly relevant menu options, combined with clear competitive advantages in convenience and value, enabled us to serve 60 million customers per day last year. This is up 2 million from the prior year and a remarkable 14 million more per day compared to 2002.

Third, as a result of these sustained operating results, McDonald's total stock return for the three-year period ending in 2009 was ranked number one among the 30 blue-chip companies that comprise the Dow Jones Industrial Average.

These singular achievements relate directly to our historic decision in 2003 to reinvent McDonald's by becoming "better, not just bigger." I say historic because we could not have made a more wise decision for our System than to implement our Plan to Win and refocus our efforts on restaurant execution—with the goal of improving the overall experience for our customers.

There is nothing profound about our Plan to Win. It essentially identifies the five core drivers of our business—people, products, place, price and promotion—and aligns our industry-leading owner/operators, world-class suppliers and talented, experienced employees around initiatives that drive results.



Jim Skinner
Vice Chairman and CEO

Operating Income
(In billions)


'07 $3.9*
'08 $6.4
'09 $6.8

*Includes $1.7 billion of charges related to the Latin America developmental license transaction.

3-year Compound Annual Total Return
(2007–2009)


-5.6% S&P 500
-3.3% DJIA
MCD 15.5%

As we survey the business and competitive landscape today, it's clear our investment in the Plan to Win has paid off. We are operating from a position of strength and continue to become more relevant in the lives of our customers.

It's also remarkable how our Company culture has evolved since we initiated our Plan to Win.

Today, we are aligned throughout the System. We have a leadership culture that embraces change and rejects complacency. We are continually focused on what's working and then leveraging our scale around the world for the overall good of our customers and our System.

For example, our intense effort on restaurant reimaging, which initially excited customers in Europe, is now a foundational element of each Area of the World business plan. Similarly, our successful value menu, pioneered so well in the United States, now appears on McDonald's menu boards throughout the world.

From restaurant operations to marketing ... from consumer insights to menu management ... in virtually every aspect of our business ... we are continually improving and will never be satisfied. We truly are "better, not just bigger."

Looking ahead, we see tremendous opportunity for brand McDonald's, an opportunity to further differentiate our brand and truly distance ourselves from the rest of the industry. We bring to the table what no one else can—a scale advantage in voice, convenience and cost; a brand advantage in predictable value, family fun and familiar taste. We also have a balance sheet and cash flows that are strong and support our ability to continue investing in our business.

We're determined to build on our competitive advantages, investing in our brand to energize future performance.

We will continue to pursue opportunities to extend our relevance with a particular emphasis on three key areas: service enhancements, restaurant reimaging and menu innovation. With service, we will leverage technology to make it easier for managers and crew to quickly and accurately serve the customer. To enhance brand perception and drive higher sales and returns, we're accelerating our interior and exterior reimaging efforts around the world. And we will innovate at every tier of our menu to sustain our momentum and create excitement for our customers. This is just one more step on our journey to modernize our brand and improve customer relevance.



80
Consecutive months of global comparable sales increases through December 2009

60 million
Customers served on average every day


McCafé

In addition to our customer-focused strategies, our success is the direct result of our people—our owner/operators, suppliers and Company employees. The best plans are only as good as the people who execute them. That's why our efforts around talent management and leadership development are so important.

Our collaborative management approach has resulted in the strongest global leadership team in McDonald's history. Because of the constant cross-fertilization of ideas and innovations, our leaders are better able to assume new challenges and responsibilities on behalf of the Company.

This was most recently demonstrated in the election of Don Thompson as President and Chief Operating Officer. In his previous role as President of McDonald's USA, he worked side by side with his counterparts on the global leadership team and became familiar with their challenges and successes. Don has hit the ground running in his new role and I'm confident he will add extraordinary value as we work to further differentiate brand McDonald's.

Clearly, we have a strong and deep bench of talent; people who are ready to step in and step up to every challenge and opportunity. They can be found at every level of our global System ... in our restaurants, among the ranks of our outstanding franchisees and suppliers as well as inside our Company. Collectively, they personify an evolving leadership approach that continues to elevate our brand and drive our growth.

As McDonald's Chief Executive Officer, I am delighted to provide you these highlights. I take considerable pride in our people and performance. We're determined to keep stretching our business, increasing traffic, and going to where our customers are headed. And we will continue to work hard to deliver sustainable business results for the long-term benefit of our shareholders.

Thank you for your investment.

Sincerely,



Jim Skinner
Vice Chairman and CEO

Combined Operating Margin
(Operating income as a percent of total revenues)


'07 17.0%*
'08 27.4%
'09 30.1%

*Includes 7.4 percentage point negative impact related to the Latin America developmental license transaction.

Cash Returned to Shareholders*
(In billions)


'01–'03 $3.3
'04–'06 $8.3
'07–'09 $16.6

*Via dividends and share repurchases.

Earnings Per Share


'07 $1.98*
'08 $3.76
'09 $4.11

*Includes $1.32 of charges related to the Latin America developmental license transaction.

Dear Fellow Shareholders:

Your Board of Directors is pleased to report that McDonald's Corporation continued to perform well in 2009, despite a difficult economic environment around the world.

In a year when sales in the Informal Eating Out segment declined, McDonald's continued to execute our Plan to Win ... and sales increased.

We believe that McDonald's performance under these circumstances is due in large part to the commitment and experience of your senior management team, led by Jim Skinner, Vice Chairman and CEO. Jim is a strong leader and a tireless advocate for McDonald's customers and for our shareholders.

McDonald's is well positioned to elevate our industry leadership. Management's ongoing focus on enhancing long-term profitable growth, giving constant attention to talent management and leadership development, and continuing to provide relevant offerings and support balanced lifestyles all contribute to the Company's continued success. And while we cannot control outside economic conditions, we can—and do—control how we manage our future and achieve our goals.

Your Board of Directors is mindful of our obligation to serve as representatives for you, our shareholders. We pay special attention to our responsibility to keep your interests in mind as we review the Company's performance and plans. We believe McDonald's continues to operate under a clear strategic business vision for the decade ahead, and that our people work diligently and enthusiastically executing our plans.

Finally, the Board is also responsible for promoting strong corporate governance principles and effective management oversight. Our team of directors, who bring a range of independent and experienced voices to our deliberations, is diligent in executing these responsibilities. And as always, we remain united in our commitment to deliver shareholder value.

We are honored to serve you, and believe that McDonald's best days lie ahead.

Very truly yours,



Andy McKenna
Chairman



Andy McKenna
Chairman


McDonald's
Welcome

2009 Financial Report





2009 Financial Report

6-Year Summary

Dollars in millions, except per share data	**2009**	2008	2007	2006	2005	2004
Company-operated sales	**$15,459**	16,561	16,611	15,402	14,018	13,055
Franchised revenues	**$ 7,286**	6,961	6,176	5,493	5,099	4,834
Total revenues	**$22,745**	23,522	22,787	20,895	19,117	17,889
Operating income	**$ 6,841**(1)	6,443	3,879(4)	4,433(7)	3,984	3,554(10)
Income from continuing operations	**$ 4,551**(1,2)	4,313(3)	2,335(4,5)	2,866(7)	2,578(9)	2,287(10)
Net income	**$ 4,551**(1,2)	4,313(3)	2,395(4,5,6)	3,544(7,8)	2,602(9)	2,279(10)
Cash provided by operations	**$ 5,751**	5,917	4,876	4,341	4,337	3,904
Cash used for investing activities	**$ 1,655**	1,625	1,150	1,274	1,818	1,383
Capital expenditures	**$ 1,952**	2,136	1,947	1,742	1,607	1,419
Cash used for (provided by) financing activities	**$ 4,421**	4,115	3,996	5,460	(442)	1,634
Treasury stock repurchased	**$ 2,854**	3,981	3,949	3,719	1,228	605
Common stock cash dividends	**$ 2,235**	1,823	1,766	1,217	842	695
Financial position at year end:						
Total assets	**$30,225**	28,462	29,392	28,974	29,989	27,838
Total debt	**$10,578**	10,218	9,301	8,408	10,137	9,220
Total shareholders' equity	**$14,034**	13,383	15,280	15,458	15,146	14,201
Shares outstanding *in millions*	**1,077**	1,115	1,165	1,204	1,263	1,270
Per common share:						
Income from continuing operations–diluted	**$ 4.11**(1,2)	3.76(3)	1.93(4,5)	2.29(7)	2.02(9)	1.80(10)
Net income–diluted	**$ 4.11**(1,2)	3.76(3)	1.98(4,5,6)	2.83(7,8)	2.04(9)	1.79(10)
Dividends declared	**$ 2.05**	1.63	1.50	1.00	.67	.55
Market price at year end	**$ 62.44**	62.19	58.91	44.33	33.72	32.06
Company-operated restaurants	**6,262**	6,502	6,906	8,166	8,173	8,179
Franchised restaurants	**26,216**	25,465	24,471	22,880	22,593	22,317
Total Systemwide restaurants	**32,478**	31,967	31,377	31,046	30,766	30,496
Franchised sales(11)	**$56,928**	54,132	46,943	41,380	38,913	37,052

(1) *Includes net pretax income of $65.2 million ($87.0 million after tax or $0.08 per share) primarily related to the resolution of certain liabilities retained in connection with the 2007 Latin America developmental license transaction.*

(2) *Includes income of $58.8 million ($0.06 per share-basic, $0.05 per share-diluted) due to the sale of the Company's minority ownership interest in Redbox Automated Retail, LLC.*

(3) *Includes income of $109.0 million ($0.09 per share) due to the sale of the Company's minority ownership interest in U.K.- based Pret A Manger.*

(4) *Includes pretax operating charges of $1.7 billion ($1.32 per share) related to impairment and other charges primarily as a result of the Company's sale of its businesses in 18 Latin American and Caribbean markets to a developmental licensee (see Latam transaction note to the consolidated financial statements for further details).*

(5) *Includes a tax benefit of $316.4 million ($0.26 per share) resulting from the completion of an Internal Revenue Service (IRS) examination of the Company's 2003-2004 U.S. federal tax returns.*

(6) *Includes income of $60.1 million ($0.05 per share) related to discontinued operations primarily from the sale of the Company's investment in Boston Market.*

(7) *Includes pretax operating charges of $134 million ($98 million after tax or $0.08 per share) related to impairment and other charges.*

(8) *Includes income of $678 million ($0.54 per share) related to discontinued operations primarily resulting from the disposal of our investment in Chipotle.*

(9) *Includes a net tax benefit of $73 million ($0.05 per share) comprised of $179 million ($0.14 per share) of income tax benefit resulting from the completion of an IRS examination of the Company's 2000-2002 U.S. tax returns, partly offset by $106 million ($0.09 per share) of incremental tax expense resulting from the decision to repatriate certain foreign earnings under the Homeland Investment Act (HIA).*

(10) *Includes pretax operating charges of $130 million related to impairment and $121 million ($12 million related to 2004 and $109 million related to prior years) for a correction in the Company's lease accounting practices and policies, as well as a nonoperating gain of $49 million related to the sale of the Company's interest in a U.S. real estate partnership, for a total pretax expense of $202 million ($148 million after tax or $0.12 per share).*

(11) *While franchised sales are not recorded as revenues by the Company, management believes they are important in understanding the Company's financial performance because these sales are the basis on which the Company calculates and records franchised revenues and are indicative of the financial health of the franchisee base.*

Stock performance graph

At least annually, we consider which companies comprise a readily identifiable investment peer group. McDonald's is included in published restaurant indices; however, unlike most other companies included in these indices, which have no or limited international operations, McDonald's does business in more than 100 countries and a substantial portion of our revenues and income is generated outside the U.S. In addition, because of our size, McDonald's inclusion in those indices tends to skew the results. Therefore, we believe that such a comparison is not meaningful.

Our market capitalization, trading volume and importance in an industry that is vital to the U.S. economy have resulted in McDonald's inclusion in the Dow Jones Industrial Average (DJIA) since 1985. Like McDonald's, many DJIA companies generate meaningful revenues and income outside the U.S. and some manage global brands. Thus, we believe that the use of the DJIA companies as the group for comparison purposes is appropriate.

The following performance graph shows McDonald's cumulative total shareholder returns (i.e., price appreciation and reinvestment of dividends) relative to the Standard & Poor's 500 Stock Index (S&P 500 Index) and to the DJIA companies for the five-year period ended December 31, 2009. The graph assumes that the value of an investment in McDonald's common stock, the S&P 500 Index and the DJIA companies (including McDonald's) was $100 at December 31, 2004. For the DJIA companies, returns are weighted for market capitalization as of the beginning of each period indicated. These returns may vary from those of the Dow Jones Industrial Average Index, which is not weighted by market capitalization, and may be composed of different companies during the period under consideration.

COMPARISON OF CUMULATIVE FIVE YEAR TOTAL RETURN


$250
$200
$150
$100
$50
$0

	Dec '04	'05	'06	'07	'08	'09
McDonald's Corporation	100	107	144	197	214	222
S&P 500 Index	100	105	121	128	81	102
Dow Jones Industrials	100	102	121	132	90	110

Source: Capital IQ, a Standard & Poor's business

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

DESCRIPTION OF THE BUSINESS

The Company franchises and operates McDonald's restaurants. Of the 32,478 restaurants in 117 countries at year-end 2009, 26,216 were operated by franchisees (including 19,020 operated by conventional franchisees, 3,160 operated by developmental licensees and 4,036 operated by foreign affiliated markets (affiliates)—primarily in Japan) and 6,262 were operated by the Company. Under our conventional franchise arrangement, franchisees provide a portion of the capital required by initially investing in the equipment, signs, seating and décor of their restaurant businesses, and by reinvesting in the business over time. The Company owns the land and building or secures long-term leases for both Company-operated and conventional franchised restaurant sites. This maintains long-term occupancy rights, helps control related costs and assists in alignment with franchisees. In certain circumstances, the Company participates in reinvestment for conventional franchised restaurants. Under our developmental license arrangement, licensees provide capital for the entire business, including the real estate interest, and the Company has no capital invested. In addition, the Company has an equity investment in a limited number of affiliates that invest in real estate and operate or franchise restaurants within a market.

We view ourselves primarily as a franchisor and believe franchising is important to delivering great, locally-relevant customer experiences and driving profitability. However, directly operating restaurants is paramount to being a credible franchisor and is essential to providing Company personnel with restaurant operations experience. In our Company-operated restaurants, and in collaboration with franchisees, we further develop and refine operating standards, marketing concepts and product and pricing strategies, so that only those that we believe are most beneficial are introduced Systemwide. We continually review our mix of Company-operated and franchised (conventional franchised, developmental licensed and affiliated) restaurants to help maximize overall performance.

The Company's revenues consist of sales by Company-operated restaurants and fees from restaurants operated by franchisees. Revenues from conventional franchised restaurants include rent and royalties based on a percent of sales along with minimum rent payments, and initial fees. Revenues from restaurants licensed to affiliates and developmental licensees include a royalty based on a percent of sales, and may include initial fees. Fees vary by type of site, amount of Company investment, if any, and local business conditions. These fees, along with occupancy and operating rights, are stipulated in franchise/license agreements that generally have 20-year terms.

The business is managed as distinct geographic segments. Significant reportable segments include the United States (U.S.), Europe, and Asia/Pacific, Middle East and Africa (APMEA). In addition, throughout this report we present "Other Countries & Corporate" that includes operations in Canada and Latin America, as well as Corporate activities. The U.S., Europe and APMEA segments account for 35%, 41% and 19% of total revenues, respectively. France, Germany and the United Kingdom (U.K.), collectively, account for approximately 55% of Europe's revenues; and Australia, China and Japan (a 50%-owned affiliate accounted for under the equity method), collectively, account for over 50% of APMEA's revenues. These six markets along with the U.S. and Canada are referred to as "major markets" throughout this report and comprise over 70% of total revenues.

The Company continues to focus its management and financial resources on the McDonald's restaurant business as we believe opportunities remain for long-term growth. Accordingly, in 2009, the Company sold its minority ownership interest in Redbox Automated Retail, LLC (Redbox) for total consideration of $140 million. In 2008, the Company sold its minority ownership interest in U.K.-based Pret A Manger for cash proceeds of $229 million. In connection with both sales, the Company recognized nonoperating gains. During 2007, the Company sold its investment in Boston Market. As a result of the disposal, Boston Market's results of operations and transaction gain are reflected as discontinued operations. As of December 31, 2009, the Company had disposed of all non-McDonald's restaurant businesses.

In analyzing business trends, management considers a variety of performance and financial measures, including comparable sales and comparable guest count growth, Systemwide sales growth, restaurant margins and returns.

- Constant currency results exclude the effects of foreign currency translation and are calculated by translating current year results at prior year average exchange rates. Management reviews and analyzes business results in constant currencies and bases certain incentive compensation plans on these results because they believe this better represents the Company's underlying business trends.
- Comparable sales and comparable guest counts are key performance indicators used within the retail industry and are indicative of acceptance of the Company's initiatives as well as local economic and consumer trends. Increases or decreases in comparable sales and comparable guest counts represent the percent change in sales and transactions, respectively, from the same period in the prior year for all restaurants in operation at least thirteen months, including those temporarily closed. Some of the reasons restaurants may be temporarily closed include reimaging or remodeling, rebuilding, road construction and natural disasters. Comparable sales exclude the impact of currency translation. McDonald's reports on a calendar basis and therefore the comparability of the same month, quarter and year with the corresponding period of the prior year will be impacted by the mix of days. The number of weekdays and weekend days in a given timeframe can have a positive or negative impact on comparable sales and guest counts. The Company refers to these impacts as calendar shift/trading day adjustments. In addition, the timing of holidays can impact comparable sales and guest counts. These impacts vary geographically due to consumer spending patterns and have the greatest effect on monthly comparable sales and guest counts while the annual impacts are typically minimal. In 2008, there was an incremental full day of sales and guest counts due to leap year.
- Systemwide sales include sales at all restaurants, whether operated by the Company or by franchisees. While franchised sales are not recorded as revenues by the Company, management believes the information is important in understanding the Company's financial performance because these sales are the

basis on which the Company calculates and records franchised revenues and are indicative of the financial health of the franchisee base.

- Return on incremental invested capital (ROIIC) is a measure reviewed by management over one-year and three-year time periods to evaluate the overall profitability of the business units, the effectiveness of capital deployed and the future allocation of capital. The return is calculated by dividing the change in operating income plus depreciation and amortization (numerator) by the adjusted cash used for investing activities (denominator), primarily capital expenditures. The calculation assumes a constant average foreign exchange rate over the periods included in the calculation.

STRATEGIC DIRECTION AND FINANCIAL PERFORMANCE

The strength of the alignment between the Company, its franchisees and suppliers (collectively referred to as the System) has been key to McDonald's success over the years. This business model enables McDonald's to consistently deliver locally-relevant restaurant experiences to customers and be an integral part of the communities we serve. In addition, it facilitates our ability to identify, implement and scale innovative ideas that meet customers' changing needs and preferences.

McDonald's customer-focused Plan to Win—which is centered around being better, not just bigger—provides a common framework for our global business yet allows for local adaptation. Through the execution of multiple initiatives surrounding the five key drivers of exceptional customer experiences—People, Products, Place, Price and Promotion—we have enhanced the restaurant experience for customers worldwide and grown sales and customer visits in each of the last six years. This Plan, coupled with financial discipline, has delivered strong results for shareholders.

We have exceeded our long-term, constant currency financial targets of average annual Systemwide sales growth of 3% to 5%; average annual operating income growth of 6% to 7%; and annual returns on incremental invested capital in the high teens every year since the Plan's implementation in 2003, after adjusting 2007 for the Latin America developmental license transaction. Given the size and scope of our global business, we believe these financial targets are realistic and sustainable, while keeping us focused on making the best decisions for the long-term benefit of shareholders.

In 2009, we continued to elevate the customer experience by remaining focused on the Company's key global success factors of branded affordability, menu variety and beverage choice, convenience and daypart expansion, ongoing restaurant reinvestment and operations excellence. Locally-relevant initiatives around these factors successfully resonated with consumers driving increases in sales, customer visits and market share in many countries despite challenging global economies and a contracting informal eating out market. As a result, each reportable segment contributed to 2009 global comparable sales and guest counts, which increased 3.8% and 1.4%, respectively.

In the U.S., we grew sales and market share with comparable sales up for the 7th consecutive year, rising 2.6% in 2009. This performance was the result of a continued focus on classic menu favorites such as the Big Mac and Quarter Pounder, increased emphasis on everyday affordability, and the national marketing launch of the new McCafé premium coffees and premium Angus Third Pounder. Complementing these efforts were our strategies related to convenient locations, extended hours, efficient drive-thru service and value-oriented local beverage promotions. In conjunction with the introduction of the McCafé premium coffees, reinvestment was needed in many restaurants to accommodate the new equipment required to prepare these beverages as well as facilitate the national introduction of smoothies and frappés in mid-2010. In most cases, this reinvestment involved expanding and optimizing the efficiency of the drive-thru booth, enabling us to better serve even more customers faster.

In Europe, comparable sales rose 5.2%, marking the 6th consecutive year of comparable sales increases. This performance reflected Europe's strategic priorities to upgrade the customer and employee experience, enhance local relevance, and build brand transparency. Initiatives surrounding these priorities encompassed: leveraging our tiered menu featuring locally relevant selections of premium, classic core and everyday affordable menu offerings as well as dessert and limited-time food promotions; and reimaging nearly 900 restaurants including adding about 290 McCafés—an upscale area with coffeehouse-style ambiance inside an existing McDonald's restaurant. In addition, we addressed growing interest in portable snack offerings with platforms such as the Little Tasters in the U.K., launched breakfast in Germany and increased our convenience with extended hours. In order to support greater menu variety, we completed the roll-out of a new more efficient kitchen operating system in substantially all of our European restaurants. Finally, we enhanced customer trust in our brand through communications that emphasized the quality and origin of McDonald's food and our sustainable business practices.

In APMEA, we continued to execute our four growth platforms of breakfast, convenience, core menu and value. Comparable sales rose 3.4% primarily due to the ongoing momentum of our business in Australia where multiple initiatives surrounding menu variety including the launch of the premium Angus burger, greater convenience and reimaging further strengthened our brand relevance. In addition, across the segment, we enhanced our convenience by increasing the number of restaurants open 24-hours to over 4,600, expanding delivery service to more than 1,300 locations including about 300 in China, and enhancing drive-thru efficiency. We sustained the momentum of our breakfast business, currently in about 75% of our restaurants, by increasing customer awareness and visit frequency with the launch of premium roast coffee in key markets like Japan and China and promoting it through successful sampling programs. We continued to appeal to customers with branded affordability menus, especially our value lunch platforms, and highlighted classic menu favorites like the Quarter Pounder.

Our customer-centered strategies seek to optimize price, product mix and promotion as a means to drive sales and profits. This approach is complemented by a focus on driving operating efficiencies and effectively managing restaurant-level costs by leveraging our scale, supply chain infrastructure and risk management practices. Our ability to successfully execute our strategies in every area of the world contributed to improved profitability as measured by combined operating margin of 30.1% in 2009, an improvement of 2.7 percentage points over 2008.

Strong global performance positively impacted cash from operations, which totaled $5.8 billion in 2009. Our substantial cash flow, strong credit rating and continued access to credit provide us significant flexibility to fund capital expenditures as well as return cash to shareholders. About $2.0 billion of cash from operations was invested in our business primarily to open 868 restaurants (511 net, after 357 closings) and reimage about 1,850 existing locations. After these capital expenditures, we returned our free cash flow to shareholders through dividends and share repurchases. In 2009, we returned $5.1 billion consisting of $2.2 billion in dividends and $2.9 billion in share repurchases. This brought the total return to shareholders to $16.6 billion under our $15 billion to $17 billion target for 2007 through 2009.

Cash from operations continues to benefit from our evolution toward a more heavily franchised business model as the rent and royalty income received from owner/operators is a very stable revenue stream that has relatively low costs, and is less capital-intensive. In addition, we believe locally-owned and operated restaurants help us maximize brand performance and are at the core of our competitive advantage, making McDonald's not just a global brand but also a locally-relevant one. To that end, for 2008 and 2009 combined, we refranchised about 1,100 restaurants, increasing the percent of restaurants franchised worldwide to 81%. Refranchising impacts our consolidated financial statements as follows:

- Consolidated revenues are initially reduced because we collect rent and royalty as a percent of sales from a refranchised restaurant instead of 100% of its sales.
- Company-operated margin dollars decline while franchised margin dollars increase.
- Margin percentages are affected depending on the sales and cost structures of the restaurants refranchised.
- Other operating (income) expense fluctuates as we recognize gains and/or losses resulting from sales of restaurants.
- Combined operating margin percent improves.
- Return on average assets increases primarily due to a decrease in average asset balances.

HIGHLIGHTS FROM THE YEAR INCLUDED:

- Comparable sales grew 3.8% and guest counts rose 1.4%, building on 2008 increases of 6.9% and 3.1%, respectively.
- Growth in combined operating margin of 2.7 percentage points from 27.4% in 2008 to 30.1% in 2009.
- Operating income increased 6% (10% in constant currencies).
- Net income per share was $4.11, an increase of 9% (13% in constant currencies).
- Cash provided by operations totaled $5.8 billion.
- The Company increased the quarterly cash dividend per share 10% to $0.55 for the fourth quarter–bringing the current annual dividend rate to $2.20 per share.
- One-year ROIIC was 38.0% and three-year ROIIC was 42.9% for the period ended December 31, 2009.

OUTLOOK FOR 2010

We will continue to drive success in 2010 and beyond by remaining focused on our "better, not just bigger" strategy and the key drivers of exceptional customer experiences—People, Products, Place, Price and Promotion. Our global System is energized by our ongoing momentum, strong competitive position and growth opportunities.

We intend to further differentiate our brand, increase customer visits and grow market share by pursuing initiatives in three key areas: service enhancement, restaurant reimaging and menu innovation. These efforts will include leveraging technology to make it easier for restaurant staff to quickly and accurately serve customers, accelerating our interior and exterior reimaging efforts and innovating at every tier of our menu to deliver great taste and value to customers. As we execute along these priorities and remain disciplined in operations and financial management, we expect to increase McDonald's brand relevance, widen our competitive lead and, in turn, grow sales, profits and returns. As we do so, we are confident we can meet or exceed the long-term constant currency financial targets previously discussed despite expectations for a continued challenging global economic environment in 2010.

In the U.S., our strategies include strengthening our core menu and value offerings, aggressively pursuing new growth opportunities in chicken, breakfast, beverages and snacking options, and elevating the brand experience. Our initiatives include highlighting the enduring appeal of core menu classics such as the Big Mac, emphasizing the value our menu offers all-day-long including the new breakfast value menu, and encouraging the trial of new products with the Mac Snack Wrap and—by mid-year—frappés and smoothies. In addition, our plans to elevate the brand experience encompass updating our technology with a new point of sale system, enhancing restaurant manager and crew retention and productivity, and initiating a multi-year program to contemporize the interiors and exteriors of our restaurants through reimaging, completing about 500 in 2010. These efforts combined with the convenience of our locations, optimized drive-thru service, free wireless service and longer operating hours will further reinforce McDonald's position as an easy, enjoyable eating-out experience.

Our plans for Europe are focused on building market share as we continue to execute along Europe's three key priorities. This includes upgrading our restaurant ambiance by reimaging approximately 1,000 restaurants, primarily in France and the U.K., as we make progress toward our goal to reimage more than 85% of our restaurants by the end of 2011. In addition, we expect to leverage technologies such as self-order kiosks, hand-held order devices and drive-thru customer order displays to enhance the customer experience and help speed service. We will further enhance our local relevance by complementing our tiered-menu with limited-time food events as well as new snack and dessert options. Finally, we will remain approachable and accessible as we continue to educate consumers about the quality and origin of our food and communicate our sustainable business practices.

In APMEA, we will execute initiatives that best support our goal to be customers' first choice for eating out: convenience, core menu, branded affordability, improved operations and reimaging. Our convenience initiatives include leveraging the success of 24-hour or extended operating hours, expanding delivery service and building drive-thru traffic. At the same time, we will continue to elevate the role of our classic core and breakfast menus, complementing both with locally-relevant food news. We will maximize the impact of our everyday affordability platforms with mid-tier and value lunch programs and intensify our focus on operations to drive efficiencies. In addition, we will accelerate our reimaging efforts using a set of standard interior and exterior designs. Finally, given its size and long-term potential, we will continue to aggressively open new restaurants in China with a goal of opening about 600 restaurants over the next three years.

We will continue to evaluate opportunities to optimize our mix of Company-operated and franchised restaurants and expect to refranchise restaurants when and where appropriate. As previously discussed, our evolution toward a more heavily franchised, less capital-intensive business model has favorable implications for the strength and stability of our cash flow, the amount of capital we invest and long-term returns. As a result, we expect free cash flow—cash from operations less capital expenditures—will continue to grow in the future. We remain committed to returning all this cash to shareholders via dividends and share repurchases over the long term.

We will remain disciplined financially as we seek to maximize the impact of all of our spending from selling, general & administrative expenses to capital expenditures. In making capital allocation decisions, our goal is to elevate the McDonald's experience to drive sustainable growth in sales and market share while earning strong returns. To that end, about half of the $2.4 billion of planned 2010 capital expenditures will be invested to reimage existing restaurants with the other half primarily used to build new locations.

McDonald's does not provide specific guidance on net income per share. The following information is provided to assist in analyzing the Company's results:

- Changes in Systemwide sales are driven by comparable sales and net restaurant unit expansion. The Company expects net restaurant additions to add nearly 2 percentage points to 2010 Systemwide sales growth (in constant currencies), most of which will be due to the 609 net traditional restaurants added in 2009.
- The Company does not generally provide specific guidance on changes in comparable sales. However, as a perspective, assuming no change in cost structure, a 1 percentage point increase in comparable sales for either the U.S. or Europe would increase annual net income per share by about 3 cents.
- With about 75% of McDonald's grocery bill comprised of 10 different commodities, a basket of goods approach is the most comprehensive way to look at the Company's commodity costs. For the full year 2010, the total basket of goods cost is expected to be relatively flat in the U.S. and Europe. Some volatility may be experienced between quarters in the normal course of business, with more favorable comparisons in the first half of the year.
- The Company expects full-year 2010 selling, general & administrative expenses to be relatively flat, in constant currencies, although fluctuations will be experienced between quarters due to certain items in 2010 such as the Vancouver Winter Olympics and the biennial Worldwide Owner/Operator Convention in April.
- Based on current interest and foreign currency exchange rates, the Company expects interest expense in 2010 to increase slightly compared with 2009.
- A significant part of the Company's operating income is generated outside the U.S., and about 45% of its total debt is denominated in foreign currencies. Accordingly, earnings are affected by changes in foreign currency exchange rates, particularly the Euro, British Pound, Australian Dollar and Canadian Dollar. Collectively, these currencies represent approximately 70% of the Company's operating income outside the U.S. If all four of these currencies moved by 10% in the same direction compared with 2009, the Company's annual net income per share would change by about 17 to 19 cents. At current foreign currency rates, the Company expects foreign currency translation to positively impact full year 2010 revenues and net income per share, with most of the benefit occurring in the first half of the year.
- The Company expects the effective income tax rate for the full-year 2010 to be approximately 29% to 31%. Some volatility may be experienced between the quarters resulting in a quarterly tax rate that is outside the annual range.
- McDonald's Japan (a 50%-owned affiliate) announced plans to close approximately 430 restaurants over the next 12-18 months in conjunction with the strategic review of the market's real estate portfolio. These actions are designed to enhance the customer experience, overall profitability and returns of the market. As a result of these closures, McDonald's Corporation expects to record after tax impairment charges totaling approximately $40 million to $50 million, primarily in the first half of the year.
- The Company expects capital expenditures for 2010 to be approximately $2.4 billion. About half of this amount will be reinvested in existing restaurants, including the reimaging of over 2,000 locations worldwide. The rest will primarily be used to open about 1,000 restaurants (975 traditional and 25 satellites). These restaurant numbers include new unit openings (about 350 restaurants) in affiliated and developmental licensed markets, such as Japan and Latin America, where the Company does not fund any capital expenditures. The Company expects net additions of about 325 restaurants (475 net traditional additions and 150 net satellite closings), which reflect the McDonald's Japan closings.

Consolidated Operating Results

Operating results

Dollars in millions, except per share data	2009 Amount	2009 Increase/ (decrease)	2008 Amount	2008 Increase/ (decrease)	2007 Amount
Revenues					
Sales by Company-operated restaurants	**$ 15,459**	**(7)%**	$ 16,561	—%	$ 16,611
Revenues from franchised restaurants	**7,286**	**5**	6,961	13	6,176
Total revenues	**22,745**	**(3)**	23,522	3	22,787
Operating costs and expenses					
Company-operated restaurant expenses	**12,651**	**(7)**	13,653	(1)	13,742
Franchised restaurants—occupancy expenses	**1,302**	**6**	1,230	8	1,140
Selling, general & administrative expenses	**2,234**	**(5)**	2,355	—	2,367
Impairment and other charges (credits), net	**(61)**	**nm**	6	nm	1,670
Other operating (income) expense, net	**(222)**	**(35)**	(165)	nm	(11)
Total operating costs and expenses	**15,904**	**(7)**	17,079	(10)	18,908
Operating income	**6,841**	**6**	6,443	66	3,879
Interest expense	**473**	**(9)**	523	27	410
Nonoperating (income) expense, net	**(24)**	**69**	(78)	25	(103)
Gain on sale of investment	**(95)**	**41**	(160)	nm	
Income from continuing operations before provision for income taxes	**6,487**	**5**	6,158	72	3,572
Provision for income taxes	**1,936**	**5**	1,845	49	1,237
Income from continuing operations	**4,551**	**6**	4,313	85	2,335
Income from discontinued operations (net of taxes of $35)					60
Net income	**$ 4,551**	**6 %**	$ 4,313	80%	$ 2,395
Income per common share—diluted					
Continuing operations	**$ 4.11**	**9 %**	$ 3.76	95%	$ 1.93
Discontinued operations					0.05
Net income	**$ 4.11**	**9 %**	$ 3.76	90%	$ 1.98
Weighted-average common shares outstanding—diluted	**1,107.4**		1,146.0		1,211.8

nm Not meaningful.

In August 2007, the Company completed the sale of its businesses in Brazil, Argentina, Mexico, Puerto Rico, Venezuela and 13 other countries in Latin America and the Caribbean, which totaled 1,571 restaurants, to a developmental licensee organization. The Company refers to these markets as "Latam." As a result of the Latam transaction, the Company receives royalties in these markets instead of a combination of Company-operated sales and franchised rents and royalties.

Based on approval by the Company's Board of Directors on April 17, 2007, the Company concluded Latam was "held for sale" as of that date in accordance with guidance on the impairment or disposal of long-lived assets. As a result, the Company recorded an impairment charge of $1.7 billion in 2007, substantially all of which was noncash. The charge included $896 million for the difference between the net book value of the Latam business and approximately $675 million in cash proceeds received. This loss in value was primarily due to a historically difficult economic environment coupled with volatility experienced in many of the markets included in this transaction. The charges also included historical foreign currency translation losses of $769 million recorded in shareholders' equity.

The Company recorded a tax benefit of $62 million in 2007 in connection with this transaction. As a result of meeting the "held for sale" criteria, the Company ceased recording depreciation expense with respect to Latam effective April 17, 2007. In connection with the sale, the Company agreed to indemnify the buyers for certain tax and other claims, certain of which are reflected as liabilities on McDonald's Consolidated balance sheet, totaling $97 million at December 31, 2009 and $142 million at December 31, 2008. The change in the balance was primarily a result of the resolution of certain of these liabilities as well as the impact of foreign currency translation. The Company mitigates the currency impact to income of these foreign currency denominated liabilities through the use of forward foreign exchange agreements.

The buyers of the Company's operations in Latam entered into a 20-year master franchise agreement that requires the buyers, among other obligations to (i) pay monthly royalties commencing at a rate of approximately 5% of gross sales of the restaurants in these markets, substantially consistent with market rates for similar license arrangements; (ii) commit to adding approximately 150 new McDonald's restaurants by the end of 2010 and pay an initial fee for each new restaurant opened; and (iii) commit to specified annual capital expenditures for existing restaurants.

In addition to the consolidated operating results shown on the previous page, consolidated results for 2007 and adjusted growth rates for 2008 are presented in the following table excluding the impact of the Latam transaction. These results include the effect of foreign currency translation further discussed in the section titled Impact of foreign currency translation on reported results. While the Company has converted certain other markets to a developmental license arrangement, management believes the Latam transaction and the associated charge are not indicative of ongoing operations due to the size and scope of the transaction. Management believes that the adjusted operating results better reflect the underlying business trends relevant to the periods presented.

Dollars in millions, except per share data	**2009**	*2008*	*2007*(1)	***Latam Transaction***(1)	*2007 Excluding Latam Transaction*	***2009 % Inc***	*2008 Adjusted % Inc*
Operating income	**$6,841**	$6,443	$3,879	**$(1,641)**	$5,520	**6**	17
Income from continuing operations	**4,551**	4,313	2,335	**(1,579)**	3,914	**6**	10
Income from discontinued operations			60		60		
Net income	**4,551**	4,313	2,395	**(1,579)**	3,974	**6**	9
Income per common share – diluted							
Continuing operations(2,3)	**4.11**	3.76	1.93	**(1.30)**	3.23	**9**	16
Discontinued operations			0.05		0.05		
Net income(2,3)	**4.11**	3.76	1.98	**(1.30)**	3.28	**9**	15

nm Not meaningful.

(1) *The results for the full year 2007 included impairment and other charges of $1,665 million, partly offset by a benefit of $24 million due to eliminating depreciation on the assets in Latam in mid-April 2007, and a tax benefit of $62 million.*

(2) *The following items impact the comparison of growth in diluted income per share from continuing operations and diluted net income per share for the year ended December 31, 2009 compared with 2008. On a net basis, these items positively impact the comparison by 1 percentage point:*

2009

- *$0.08 per share after tax income primarily due to the resolution of certain liabilities retained in connection with the 2007 Latam transaction.*
- *$0.05 per share after tax gain on the sale of the Company's minority ownership interest in Redbox.*

2008

- *$0.09 per share after tax gain on the sale of the Company's minority ownership interest in Pret A Manger.*

(3) *The following items impact the comparison of adjusted growth in diluted income per share from continuing operations and diluted net income per share for the year ended December 31, 2008 compared with 2007. On a net basis, these items negatively impact the comparison by 7 and 6 percentage points, respectively:*

2008

- *$0.09 per share after tax gain on the sale of the Company's minority ownership interest in Pret A Manger.*

2007

- *$0.26 per share of income tax benefit resulting from the completion of an Internal Revenue Service (IRS) examination of the Company's 2003-2004 U.S. federal income tax returns; partly offset by*
- *$0.02 per share of income tax expense related to the impact of a tax law change in Canada.*

NET INCOME AND DILUTED NET INCOME PER COMMON SHARE

In 2009, net income and diluted net income per common share were $4.6 billion and $4.11. Results benefited by after tax income of $87 million or $0.08 per share primarily due to the resolution of certain liabilities retained in connection with the 2007 Latam transaction. Results also benefited by an after tax gain of $59 million or $0.05 per share due to the sale of the Company's minority ownership interest in Redbox. Results were negatively impacted by $0.15 per share due to the effect of foreign currency translation.

In 2008, net income and diluted net income per common share were $4.3 billion and $3.76. Results benefited by a $109 million or $0.09 per share after tax gain on the sale of the Company's minority ownership interest in Pret A Manger. Results also benefited by $0.09 per share due to the effect of foreign currency translation.

In 2007, net income and diluted net income per common share were $2.4 billion and $1.98. Income from continuing operations was $2.3 billion or $1.93 per share, which included $1.6 billion or $1.30 per share of net expense related to the Latam transaction. This reflects an impairment charge of $1.32 per share, partly offset by a $0.02 per share benefit due to eliminating depreciation on the assets in Latam in mid-April 2007 in accordance with accounting rules. In addition, 2007 results included a net tax benefit of $288 million or $0.24 per share resulting from the completion of an IRS examination of the Company's 2003-2004 U.S. federal income tax returns, partly offset by the impact of a tax law change in Canada. Income from discontinued operations was $60 million or $0.05 per share.

The Company repurchased 50.3 million shares of its stock for $2.9 billion in 2009 and 69.7 million shares for $4.0 billion in 2008, driving reductions of over 3% and 4% of total shares outstanding, respectively, net of stock option exercises.

IMPACT OF FOREIGN CURRENCY TRANSLATION ON REPORTED RESULTS

While changing foreign currencies affect reported results, McDonald's mitigates exposures, where practical, by financing in local currencies, hedging certain foreign-denominated cash flows, and purchasing goods and services in local currencies.

In 2009, foreign currency translation had a negative impact on consolidated operating results, primarily driven by the Euro, British Pound, Russian Ruble, Australian Dollar and Canadian Dollar. In 2008, foreign currency translation had a positive impact on consolidated operating results, driven by the stronger Euro and most other currencies, partly offset by the weaker British Pound. In 2007, foreign currency translation had a positive impact on consolidated operating results, primarily driven by the Euro, British Pound, Australian Dollar and Canadian Dollar.

Impact of foreign currency translation on reported results

In millions, except per share data	Reported amount			Currency translation benefit/(cost)		
	2009	2008	2007	**2009**	2008	2007
Revenues	**$22,745**	$23,522	$22,787	**$(1,340)**	$441	$988
Company-operated margins	**2,807**	2,908	2,869	**(178)**	63	129
Franchised margins	**5,985**	5,731	5,036	**(176)**	120	179
Selling, general & administrative expenses	**2,234**	2,355	2,367	**75**	(21)	(73)
Operating income	**6,841**	6,443	3,879	**(273)**	163	230
Income from continuing operations	**4,551**	4,313	2,335	**(164)**	103	138
Net income	**4,551**	4,313	2,395	**(164)**	103	138
Income from continuing operations per common share—diluted	**4.11**	3.76	1.93	**(.15)**	.09	.12
Net income per common share—diluted	**4.11**	3.76	1.98	**(.15)**	.09	.12

REVENUES

The Company's revenues consist of sales by Company-operated restaurants and fees from restaurants operated by franchisees. Revenues from conventional franchised restaurants include rent and royalties based on a percent of sales along with minimum rent payments, and initial fees. Revenues from franchised restaurants that are licensed to affiliates and developmental licensees include a royalty based on a percent of sales, and generally include initial fees.

The Company continues to optimize its restaurant ownership mix, cash flow and returns through its refranchising strategy. For the full years 2008 and 2009 combined, the Company refranchised about 1,100 restaurants, primarily in its major markets. The shift to a greater percentage of franchised restaurants negatively impacts consolidated revenues as Company-operated sales shift to franchised sales, where the Company receives rent and/or royalties based on a percent of sales.

In 2009, constant currency revenue growth was driven by positive comparable sales and expansion, partly offset by the impact of the refranchising strategy in certain of the Company's major markets. As a result of the refranchising strategy, franchised restaurants represent 81%, 80% and 78% of Systemwide restaurants at December 31, 2009, 2008 and 2007, respectively.

In 2008, constant currency revenue growth was driven by positive comparable sales, partly offset by the refranchising strategy and the impact of the Latam transaction. Upon completion of the Latam transaction in August 2007, the Company receives royalties based on a percent of sales in these markets instead of a combination of Company-operated sales and franchised rents and royalties.

Revenues

Dollars in millions	Amount			Increase/(decrease)		Increase/(decrease) excluding currency translation	
	2009	2008	2007	**2009**	2008	**2009**	2008
Company-operated sales:							
U.S.	**$ 4,295**	$ 4,636	$ 4,682	**(7)%**	(1)%	**(7)%**	(1)%
Europe	**6,721**	7,424	6,817	**(9)**	9	**3**	6
APMEA	**3,714**	3,660	3,134	**1**	17	**5**	14
Other Countries & Corporate	**729**	841	1,978	**(13)**	(57)	**(7)**	(58)
Total	**$15,459**	$16,561	$16,611	**(7)%**	— %	**— %**	(2)%
Franchised revenues:							
U.S.	**$ 3,649**	$ 3,442	$ 3,224	**6 %**	7 %	**6 %**	7 %
Europe	**2,553**	2,499	2,109	**2**	18	**10**	13
APMEA	**623**	571	465	**9**	23	**12**	20
Other Countries & Corporate	**461**	449	378	**3**	19	**9**	17
Total	**$ 7,286**	$ 6,961	$ 6,176	**5 %**	13 %	**8 %**	10 %
Total revenues:							
U.S.	**$ 7,944**	$ 8,078	$ 7,906	**(2)%**	2 %	**(2)%**	2 %
Europe	**9,274**	9,923	8,926	**(7)**	11	**5**	7
APMEA	**4,337**	4,231	3,599	**3**	18	**6**	15
Other Countries & Corporate	**1,190**	1,290	2,356	**(8)**	(45)	**(2)**	(46)
Total	**$22,745**	$23,522	$22,787	**(3)%**	3 %	**2 %**	1 %

In the U.S., revenues in 2009 and 2008 were positively impacted by the ongoing appeal of our iconic core products and the success of new products, as well as continued focus on everyday value and convenience. In addition, our market-leading breakfast business contributed to revenue growth in 2008. New products introduced in 2009 included McCafé premium coffees and the Angus Third Pounder, while new products introduced in 2008 included Southern Style Chicken products, Iced Coffee and Sweet Tea. The refranchising strategy negatively impacted revenue growth in both years.

Europe's constant currency increases in revenues in 2009 and 2008 were primarily driven by comparable sales increases in the U.K., France and Russia (which is entirely Company-operated) as well as expansion in Russia. In both years, these increases were partly offset by the impact of the refranchising strategy, primarily in the U.K. and Germany.

In APMEA, the constant currency increase in revenues in 2009 was primarily driven by comparable sales increases in Australia and most other Asian markets, partly offset by negative comparable sales in China. The 2008 increase was primarily driven by strong comparable sales in Australia and China, as well as positive comparable sales throughout the segment. In addition, expansion in China contributed to the increases in both years.

In Other Countries & Corporate, Company-operated sales declined in 2008 while franchised revenues increased primarily as a result of the Latam transaction in August 2007. Revenues in both years were negatively impacted by the refranchising strategy in Canada.

The following tables present Systemwide sales and comparable sales increases/(decreases):

Systemwide sales increases/(decreases)

			Excluding currency translation	
	2009	*2008*	***2009***	*2008*
U.S.	**3%**	5%	**3%**	5%
Europe	**(2)**	15	**7**	10
APMEA	**8**	19	**7**	12
Other Countries & Corporate	**—**	16	**7**	14
Total	**2%**	11%	**6%**	9%

Comparable sales increases

	2009	*2008*	*2007*
U.S.	**2.6%**	4.0%	4.5%
Europe	**5.2**	8.5	7.6
APMEA	**3.4**	9.0	10.6
Other Countries & Corporate	**5.5**	13.0	10.8
Total	**3.8%**	6.9%	6.8%

RESTAURANT MARGINS

▪ *Franchised margins*

Franchised margin dollars represent revenues from franchised restaurants less the Company's occupancy costs (rent and depreciation) associated with those sites. Franchised margin dollars represented nearly 70% of the combined restaurant margins in 2009 and about 65% of the combined restaurant margins in 2008 and 2007. Franchised margin dollars increased $254 million or 4% (7% in constant currencies) in 2009 and $695 million or 14% (11% in constant currencies) in 2008. The refranchising strategy contributed to the growth in franchised margin dollars in both 2009 and 2008 and the August 2007 Latam transaction contributed to the growth in 2008.

Franchised margins

In millions	***2009***	*2008*	*2007*
U.S.	**$3,031**	$2,867	$2,669
Europe	**1,998**	1,965	1,648
APMEA	**559**	511	410
Other Countries & Corporate	**397**	388	309
Total	**$5,985**	$5,731	$5,036
Percent of revenues			
U.S.	**83.1%**	83.3%	82.8%
Europe	**78.3**	78.6	78.1
APMEA	**89.6**	89.6	88.3
Other Countries & Corporate	**86.1**	86.4	81.7
Total	**82.1%**	82.3%	81.5%

In the U.S., the franchised margin percent decrease in 2009 was due to additional depreciation primarily related to the Company's investment in the beverage initiative, partly offset by positive comparable sales. The 2008 increase was primarily driven by positive comparable sales, partly offset by the refranchising strategy.

Europe's franchised margin percent decreased in 2009 as positive comparable sales were offset by higher occupancy expenses, the refranchising strategy and the cost of strategic brand and sales building initiatives. The 2008 increase was primarily due to strong comparable sales in most markets, partly offset by the impact of the refranchising strategy, higher rent expense and the cost of strategic brand and sales building initiatives.

In APMEA, the franchised margin percent increase in 2008 was primarily driven by positive comparable sales.

In Other Countries & Corporate, the franchised margin percent increased in 2008 as a result of the 2007 Latam transaction.

The franchised margin percent in APMEA and, beginning in 2008, Other Countries & Corporate is higher relative to the U.S. and Europe due to a larger proportion of developmental licensed and/or affiliated restaurants where the Company receives royalty income with no corresponding occupancy costs.

▪ *Company-operated margins*

Company-operated margin dollars represent sales by Company-operated restaurants less the operating costs of these restaurants. Company-operated margin dollars decreased $101 million or 3% (increased 3% in constant currencies) in 2009 and increased $39 million or 1% (decreased 1% in constant currencies) in 2008. After the Latam transaction in August 2007, there are no Company-operated restaurants remaining in Latin America. Company-operated margin dollars were negatively impacted by this transaction in 2008 and 2007 and by the refranchising strategy in 2009 and 2008. The refranchising strategy had a positive impact on the margin percent in 2009 and 2008, primarily in the U.S. and Europe.

Company-operated margins

In millions	**2009**	2008	2007
U.S.	**$ 832**	$ 856	$ 876
Europe	**1,240**	1,340	1,205
APMEA	**624**	584	471
Other Countries & Corporate	**111**	128	317
Total	**$2,807**	$2,908	$2,869

Percent of sales			
U.S.	**19.4%**	18.5%	18.7%
Europe	**18.4**	18.0	17.7
APMEA	**16.8**	15.9	15.0
Other Countries & Corporate	**15.2**	15.3	16.1
Total	**18.2%**	17.6%	17.3%

In the U.S., the Company-operated margin percent increased in 2009 due to positive comparable sales and the impact of the refranchising strategy, partly offset by additional depreciation related to the beverage initiative and higher commodity costs. The margin percent decreased in 2008 due to cost pressures including higher commodity and labor costs, partly offset by positive comparable sales.

Europe's Company-operated margin percent increased in 2009 and 2008 primarily due to positive comparable sales, partly offset by higher commodity and labor costs. In 2009, local inflation and the impact of weaker currencies on the cost of certain imported products drove higher costs, primarily in Russia, and negatively impacted the Company-operated margin percent.

In APMEA, the Company-operated margin percent in 2009 and 2008 increased due to positive comparable sales, partly offset by higher labor costs. The margin percent in 2008 was also negatively impacted by higher commodity costs.

In Other Countries & Corporate, the Company-operated margin in 2007 benefited by about 100 basis points related to the discontinuation of depreciation on the assets in Latam from mid-April through July 2007.

▪ *Supplemental information regarding Company-operated restaurants*

We continually review our restaurant ownership mix with a goal of improving local relevance, profits and returns. In most cases, franchising is the best way to achieve these goals, but as previously stated, Company-operated restaurants are also important to our success.

We report results for Company-operated restaurants based on their sales, less costs directly incurred by that business including occupancy costs. We report the results for franchised restaurants based on franchised revenues, less associated occupancy costs. For this reason and because we manage our business based on geographic segments and not on the basis of our ownership structure, we do not specifically allocate selling, general & administrative expenses and other operating (income) expenses to Company-operated or franchised restaurants. Other operating items that relate to the Company-operated restaurants generally include gains/losses on sales of restaurant businesses and write-offs of equipment and leasehold improvements.

We believe the following information about Company-operated restaurants in our most significant markets provides an additional perspective on this business. Management responsible for our Company-operated restaurants in these markets analyzes the Company-operated business on this basis to assess its performance. Management of the Company also considers this information when evaluating restaurant ownership mix, subject to other relevant considerations.

The following tables seek to illustrate the two components of our Company-operated margins. The first of these relates exclusively to restaurant operations, which we refer to as "Store operating margin." The second relates to the value of our Brand and the real estate interest we retain for which we charge rent and royalties. We refer to this component as "Brand/real estate margin." Both Company-operated and conventional franchised restaurants are charged rent and royalties, although rent and royalties for Company-operated restaurants are eliminated in consolidation. Rent and royalties for both restaurant ownership types are based on a percentage of sales, and the actual rent percentage varies depending on the level of McDonald's investment in the restaurant. Royalty rates may also vary by market.

As shown in the following tables, in disaggregating the components of our Company-operated margins, certain costs with respect to Company-operated restaurants are reflected in Brand/real estate margin. Those costs consist of rent payable by McDonald's to third parties on leased sites and depreciation for buildings and leasehold improvements and constitute a portion of occupancy & other operating expenses recorded in the Consolidated statement of income. Store operating margins reflect rent and royalty expenses, and those amounts are accounted for as income in calculating Brand/real estate margin.

While we believe that the following information provides a perspective in evaluating our Company-operated business, it is not intended as a measure of our operating performance or as an alternative to operating income or restaurant margins as reported by the Company in accordance with accounting principles generally accepted in the U.S. In particular, as noted previously, we do not allocate selling, general & administrative expenses to our Company-operated business. However, we believe that a range of $40,000 to $50,000 per restaurant, on average, is a typical range of costs to support this business in the U.S. The actual costs in markets outside the U.S. will vary depending on local circumstances and the organizational structure of the market. These costs reflect the indirect services we believe are necessary to provide the appropriate support of the restaurant.

	U.S.			Europe		
Dollars in millions	**2009**	2008	2007	**2009**	2008	2007
As reported						
Number of Company-operated restaurants at year end	**1,578**	1,782	2,090	**2,001**	2,024	2,177
Sales by Company-operated restaurants	**$4,295**	$4,636	$4,682	**$ 6,721**	$ 7,424	$ 6,817
Company-operated margin	**$ 832**	$ 856	$ 876	**$ 1,240**	$ 1,340	$ 1,205
Store operating margin						
Company-operated margin	**$ 832**	$ 856	$ 876	**$ 1,240**	$ 1,340	$ 1,205
Plus:						
Outside rent expense(1)	**65**	74	82	**222**	254	248
Depreciation – buildings & leasehold improvements(1)	**70**	70	78	**100**	110	107
Less:						
Rent & royalties(2)	**(634)**	(684)	(691)	**(1,306)**	(1,435)	(1,294)
Store operating margin	**$ 333**	$ 316	$ 345	**$ 256**	$ 269	$ 266
Brand/real estate margin						
Rent & royalties(2)	**$ 634**	$ 684	$ 691	**$ 1,306**	$ 1,435	$ 1,294
Less:						
Outside rent expense(1)	**(65)**	(74)	(82)	**(222)**	(254)	(248)
Depreciation – buildings & leasehold improvements(1)	**(70)**	(70)	(78)	**(100)**	(110)	(107)
Brand/real estate margin	**$ 499**	$ 540	$ 531	**$ 984**	$ 1,071	$ 939

(1) Represents certain costs recorded as occupancy & other operating expenses in the Consolidated statement of income – rent payable by McDonald's to third parties on leased sites and depreciation for buildings and leasehold improvements. This adjustment is made to reflect these occupancy costs in Brand/real estate margin. The relative percentage of sites that are owned versus leased varies by country.

(2) Reflects average Company–operated rent and royalties (as a percentage of 2009 sales: U.S. – 14.8% and Europe – 19.4%). This adjustment is made to reflect expense in Store operating margin and income in Brand/real estate margin. Countries within Europe have varying economic profiles and a wide range of rent and royalty rates as a percentage of sales.

SELLING, GENERAL & ADMINISTRATIVE EXPENSES

Consolidated selling, general & administrative expenses decreased 5% (2% in constant currencies) in 2009 and were flat (decreased 1% in constant currencies) in 2008. In 2008, expenses included costs related to the Beijing Summer Olympics and the Company's biennial Worldwide Owner/Operator Convention. The 2008 constant currency change benefited by 3 percentage points due to the 2007 Latam transaction.

Selling, general & administrative expenses

	Amount			Increase/(decrease)		Increase/(decrease) excluding currency translation	
Dollars in millions	**2009**	2008	2007	**2009**	2008	**2009**	2008
U.S.	**$ 751**	$ 745	$ 744	**1 %**	—%	**1 %**	— %
Europe	**655**	714	689	**(8)**	4	**—**	1
APMEA	**276**	300	276	**(8)**	9	**(5)**	8
Other Countries & Corporate(1)	**552**	596	658	**(7)**	(9)	**(7)**	(9)
Total	**$2,234**	$2,355	$2,367	**(5)%**	—%	**(2)%**	(1)%

(1) Included in Other Countries & Corporate are home office support costs in areas such as facilities, finance, human resources, information technology, legal, marketing, restaurant operations, supply chain and training.

Selling, general & administrative expenses as a percent of revenues were 9.8% in 2009 compared with 10.0% in 2008 and 10.4% in 2007. Selling, general & administrative expenses as a percent of Systemwide sales were 3.1% in 2009 compared with 3.3% in 2008 and 3.7% in 2007. Management believes that analyzing selling, general & administrative expenses as a percent of Systemwide sales, as well as revenues, is meaningful because these costs are incurred to support Systemwide restaurants.

IMPAIRMENT AND OTHER CHARGES (CREDITS), NET

On a pretax basis, the Company recorded impairment and other charges (credits), net of ($61) million in 2009, $6 million in 2008 and $1.7 billion in 2007. Management does not include these items when reviewing business performance trends because we do not believe these items are indicative of expected ongoing results.

Impairment and other charges (credits), net

In millions, except per share data	**2009**	2008	2007
Europe	**$ 4**	$ 6	$ (11)
APMEA	**—**		
Other Countries & Corporate	**(65)**		1,681
Total	**$ (61)**	$ 6	$1,670
After tax(1)	**$ (91)**	$ 4	$1,606
Income from continuing operations per common share – diluted	**$(.08)**	$.01	$ 1.32

(1) Certain items were not tax affected.

In 2009, the Company recorded pretax income of $65 million related primarily to the resolution of certain liabilities retained in connection with the 2007 Latam transaction. The Company also recognized a tax benefit in 2009 in connection with this income, mainly related to the release of a tax valuation allowance.

In 2007, the Company recorded $1.7 billion of pretax impairment charges related to the Company's sale of its Latam businesses to a developmental licensee organization.

OTHER OPERATING (INCOME) EXPENSE, NET

Other operating (income) expense, net

In millions	**2009**	2008	2007
Gains on sales of restaurant businesses	**$(113)**	$(126)	$ (89)
Equity in earnings of unconsolidated affiliates	**(168)**	(111)	(116)
Asset dispositions and other expense	**59**	72	194
Total	**$(222)**	$(165)	$ (11)

- ***Gains on sales of restaurant businesses***

Gains on sales of restaurant businesses include gains from sales of Company-operated restaurants as well as gains from exercises of purchase options by franchisees with business facilities lease arrangements (arrangements where the Company leases the businesses, including equipment, to franchisees who generally have options to purchase the businesses). The Company's purchases and sales of businesses with its franchisees are aimed at achieving an optimal ownership mix in each market. Resulting gains or losses are recorded in operating income because the transactions are a recurring part of our business. The Company realized higher gains on sales of restaurant businesses in 2009 and 2008 compared with 2007 primarily as a result of selling more Company-operated restaurants in connection with the refranchising strategy in the Company's major markets.

- ***Equity in earnings of unconsolidated affiliates***

Unconsolidated affiliates and partnerships are businesses in which the Company actively participates but does not control. The Company records equity in earnings from these entities representing McDonald's share of results. For foreign affiliated markets – primarily Japan – results are reported after interest expense and income taxes. McDonald's share of results for partnerships in certain consolidated markets such as the U.S. are reported before income taxes. These partnership restaurants are operated under conventional franchise arrangements and, therefore, are classified as conventional franchised restaurants. Results in 2009 and 2008 reflected improved results from our Japanese affiliate. 2009 results also benefited from the stronger Japanese Yen.

- ***Asset dispositions and other expense***

Asset dispositions and other expense consists of gains or losses on excess property and other asset dispositions, provisions for store closings, uncollectible receivables and other miscellaneous income and expenses. Asset dispositions in 2009 and 2008 reflected lower losses on restaurant closings and property disposals compared with 2007.

OPERATING INCOME

Operating income

Dollars in millions	**2009**	2008	Amount 2007	Increase/(decrease) **2009**	Increase/(decrease) 2008	Increase excluding currency translation **2009**	Increase excluding currency translation 2008
U.S.	**$3,232**	$3,060	$ 2,842	**6%**	8%	**6%**	8%
Europe	**2,588**	2,608	2,125	**(1)**	23	**8**	17
APMEA	**989**	819	616	**21**	33	**23**	28
Other Countries & Corporate	**32**	(44)	(1,704)	**nm**	97	**nm**	97
Total	**$6,841**	$6,443	$ 3,879	**6%**	66%	**10%**	62%
Latam transaction			(1,641)				
Total excluding Latam transaction*	**$6,841**	$6,443	$ 5,520	**6%**	17%	**10%**	14%

nm Not meaningful.

* *Results for 2007 included the impact of the Latam transaction in Other Countries & Corporate. This impact reflects an impairment charge of $1,665 million, partly offset by a benefit of $24 million due to eliminating depreciation on the assets in Latam in mid-April 2007. In order to provide management's view of the underlying business performance, results are also shown excluding the impact of the Latam transaction.*

Results for 2009 included $65 million of income in Other Countries & Corporate primarily related to the resolution of certain liabilities retained in connection with the 2007 Latam transaction. This benefit positively impacted the growth in total operating income by 1 percentage point.

In the U.S., 2009 and 2008 results increased primarily due to higher franchised margin dollars.

In Europe, results for 2009 and 2008 were driven by strong performance in France, the U.K. and Russia. Positive results in Germany and most other markets also contributed to the operating income increase in 2008.

In APMEA, results for 2009 were driven primarily by strong results in Australia and expansion in China. Results for 2008 were driven by strong results in Australia and China, and positive performance in most other markets.

- ***Combined operating margin***

Combined operating margin is defined as operating income as a percent of total revenues. Combined operating margin for 2009, 2008 and 2007 was 30.1%, 27.4% and 17.0%, respectively. Impairment and other charges negatively impacted the 2007 combined operating margin by 7.4 percentage points.

INTEREST EXPENSE

Interest expense for 2009 decreased primarily due to lower average interest rates, and to a lesser extent, weaker foreign currencies, partly offset by higher average debt levels. Interest expense for 2008 increased primarily due to higher average debt levels, and to a lesser extent, higher average interest rates.

NONOPERATING (INCOME) EXPENSE, NET

Nonoperating (income) expense, net

In millions	**2009**	2008	2007
Interest income	**$(19)**	$(85)	$(124)
Translation and hedging activity	**(32)**	(5)	1
Other expense	**27**	12	20
Total	**$(24)**	$(78)	$(103)

Interest income consists primarily of interest earned on short-term cash investments. Translation and hedging activity primarily relates to net gains or losses on certain hedges that reduce the exposure to variability on certain intercompany foreign currency cash flow streams. Other expense primarily consists of gains or losses on early extinguishment of debt, amortization of debt issuance costs and other nonoperating income and expenses.

Interest income decreased for 2009 primarily due to lower average interest rates, while 2008 decreased primarily due to lower average interest rates and average cash balances.

GAIN ON SALE OF INVESTMENT

In 2009, the Company sold its minority ownership interest in Redbox to Coinstar, Inc., the majority owner, for total consideration of $140 million. As a result of the transaction, the Company recognized a nonoperating pretax gain of $95 million (after tax–$59 million or $0.05 per share).

In 2008, the Company sold its minority ownership interest in U.K.-based Pret A Manger. In connection with the sale, the Company received cash proceeds of $229 million and recognized a nonoperating pretax gain of $160 million (after tax–$109 million or $0.09 per share).

PROVISION FOR INCOME TAXES

In 2009, 2008 and 2007, the reported effective income tax rates were 29.8%, 30.0% and 34.6%, respectively.

In 2009, the effective income tax rate benefited by 0.7 percentage points primarily due to the resolution of certain liabilities retained in connection with the 2007 Latam transaction.

In 2007, the effective income tax rate was impacted by about 4 percentage points as a result of the following items:

- A negative impact due to a minimal tax benefit of $62 million related to the Latam impairment charge of $1,641 million. This benefit was minimal due to the Company's inability to utilize most of the capital losses generated by this transaction in 2007.
- A positive impact due to a benefit of $316 million resulting from the completion of an IRS examination, partly offset by $28 million of expense related to the impact of a tax law change in Canada.

Consolidated net deferred tax liabilities included tax assets, net of valuation allowance, of $1.4 billion in both 2009 and 2008.

Substantially all of the net tax assets arose in the U.S. and other profitable markets.

DISCONTINUED OPERATIONS

Over the last several years, the Company has continued to focus its management and financial resources on the McDonald's restaurant business as it believes the opportunities for long-term growth remain significant. Accordingly, during third quarter 2007, the Company sold its investment in Boston Market. As a result of the disposal, Boston Market's results of operations and transaction gain are reflected as discontinued operations. In connection with the sale, the Company received proceeds of approximately $250 million and recorded a gain of $69 million after tax. In addition, Boston Market's net loss for 2007 was $9 million.

ACCOUNTING CHANGES

- ***Sabbatical leave***

In 2006, the Financial Accounting Standards Board (FASB) issued guidance on accounting for sabbatical leave, codified in the Compensation – General Topic of the FASB Accounting Standards Codification (ASC). Under this guidance, compensation costs associated with a sabbatical should be accrued over the requisite service period, assuming certain conditions are met. The Company adopted the guidance effective January 1, 2007, as required and accordingly, recorded a $36 million cumulative adjustment, net of tax, to decrease the January 1, 2007 balance of retained earnings. The annual impact to earnings is not significant.

- ***Income tax uncertainties***

In 2006, the FASB issued guidance on accounting for uncertainty in income taxes, codified primarily in the Income Taxes Topic of the FASB ASC. This guidance clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. The guidance also covers derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company adopted the guidance effective January 1, 2007, as required. As a result of the implementation, the Company recorded a $20 million cumulative adjustment to increase the January 1, 2007 balance of retained earnings. The guidance requires that a liability associated with an unrecognized tax benefit be classified as a long-term liability except for the amount for which cash payment is anticipated within one year. Upon adoption of the guidance, $339 million of tax liabilities, net of deposits, were reclassified from current to long-term and included in other long-term liabilities.

- ***Fair value measurements***

In 2006, the FASB issued guidance on fair value measurements, codified primarily in the Fair Value Measurements and Disclosures Topic of the FASB ASC. This guidance defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. This guidance does not require any new fair value measurements; rather, it applies to other accounting pronouncements that require or permit fair value measurements. The provisions of the guidance, as issued, were effective January 1, 2008. However, in February 2008, the FASB deferred the effective date for one year for certain non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (i.e., at least annually). The Company adopted the required provisions related to debt and derivatives as of January 1, 2008 and adopted the remaining required provisions for non-financial assets and liabilities as of January 1, 2009. The effect of adoption was not significant in either period.

- ***Subsequent events***

In May 2009, the FASB issued guidance on subsequent events, codified in the Subsequent Events Topic of the FASB ASC. This guidance sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements. The guidance also indicates the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, as well as the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. The Company adopted this guidance beginning in the second quarter 2009. The adoption had no impact on our consolidated financial statements, besides the additional disclosure.

- ***Variable interest entities and consolidation***

In June 2009, the FASB issued amendments to the guidance on variable interest entities and consolidation, codified primarily in the Consolidation Topic of the FASB ASC. This guidance modifies the method for determining whether an entity is a variable interest entity as well as the methods permitted for determining the primary beneficiary of a variable interest entity. In addition, this guidance requires ongoing reassessments of whether a company is the primary beneficiary of a variable interest entity and enhanced disclosures related to a company's involvement with a variable interest entity. This guidance was effective beginning January 1, 2010, and we do not expect the adoption to have a significant impact on our consolidated financial statements.

Cash Flows

The Company generates significant cash from its operations and has substantial credit availability and capacity to fund operating and discretionary spending such as capital expenditures, debt repayments, dividends and share repurchases.

Cash provided by operations totaled $5.8 billion and $5.9 billion in 2009 and 2008, respectively, and exceeded capital expenditures by $3.8 billion in both years. In 2009, cash provided by operations decreased $166 million or 3% compared with 2008 despite increased operating results, primarily due to higher income tax payments, higher noncash income items and the receipt of $143 million in 2008 related to the completion of an IRS examination. In 2008, cash provided by operations increased $1.0 billion or 21% compared with 2007 primarily due to increased operating results and changes in working capital, partly due to lower income tax payments and the receipt of $143 million related to the IRS examination.

Cash used for investing activities totaled $1.7 billion in 2009, an increase of $31 million compared with 2008. This reflects lower proceeds from sales of investments, restaurant businesses and property, offset by lower capital expenditures, primarily in the U.S. Cash used for investing activities totaled $1.6 billion in 2008, an increase of $475 million compared with 2007. Investing activities in 2008 reflected lower proceeds from sales of investments and higher capital expenditures, partly offset by higher proceeds from the sales of restaurant businesses and property and lower expenditures on purchases of restaurant businesses.

Cash used for financing activities totaled $4.4 billion in 2009, an increase of $307 million compared with 2008, primarily due to lower net debt issuances, an increase in the common stock dividend and lower proceeds from stock option exercises, partly offset by lower treasury stock purchases. Cash used for financing activities totaled $4.1 billion in 2008, an increase of $118 million compared with 2007, which reflected lower proceeds from stock option exercises, mostly offset by higher net debt issuances.

As a result of the above activity, the Company's cash and equivalents balance decreased $267 million in 2009 to $1.8 billion, compared with an increase of $82 million in 2008. In addition to cash and equivalents on hand and cash provided by operations, the Company can meet short-term funding needs through its continued access to commercial paper borrowings and line of credit agreements.

RESTAURANT DEVELOPMENT AND CAPITAL EXPENDITURES

In 2009, the Company opened 824 traditional restaurants and 44 satellite restaurants (small, limited-menu restaurants for which the land and building are generally leased), and closed 215 traditional restaurants and 142 satellite restaurants. In 2008, the Company opened 918 traditional restaurants and 77 satellite restaurants and closed 209 traditional restaurants and 196 satellite restaurants. The majority of restaurant openings and closings occurred in the major markets in both years. The Company closes restaurants for a variety of reasons, such as existing sales and profit performance or loss of real estate tenure.

Systemwide restaurants at year end(1)

	2009	2008	2007
U.S.	**13,980**	13,918	13,862
Europe	**6,785**	6,628	6,480
APMEA	**8,488**	8,255	7,938
Other Countries & Corporate	**3,225**	3,166	3,097
Total	**32,478**	31,967	31,377

(1) Includes satellite units at December 31, 2009, 2008 and 2007 as follows: U.S.–1,155, 1,169, 1,233; Europe–241, 226, 214; APMEA (primarily Japan)–1,263, 1,379, 1,454; Other Countries & Corporate–464, 447, 439.

Approximately 65% of Company-operated restaurants and about 80% of franchised restaurants were located in the major markets at the end of 2009. Franchisees operated 81% of the restaurants at year-end 2009.

Capital expenditures decreased $184 million or 9% in 2009 primarily due to fewer restaurant openings, lower reinvestment in existing restaurants in the U.S. and the impact of foreign currency translation. Capital expenditures increased $189 million or 10% in 2008 primarily due to higher investment in new restaurants in Europe and APMEA. In both years, capital expenditures reflected the Company's commitment to grow sales at existing restaurants, including reinvestment initiatives such as reimaging in many markets around the world and, to a lesser extent in 2009, the Combined Beverage Business in the U.S.

Capital expenditures invested in major markets, excluding Japan, represented 70% to 75% of the total in 2009, 2008 and 2007. Japan is accounted for under the equity method, and accordingly its capital expenditures are not included in consolidated amounts.

Capital expenditures

In millions	***2009***	*2008*	*2007*
New restaurants	**$ 809**	$ 897	$ 687
Existing restaurants	**1,070**	1,152	1,158
Other(1)	**73**	87	102
Total capital expenditures	**$ 1,952**	$ 2,136	$ 1,947
Total assets	**$30,225**	$28,462	$29,392

(1) Primarily corporate equipment and other office related expenditures.

New restaurant investments in all years were concentrated in markets with acceptable returns or opportunities for long-term growth. Average development costs vary widely by market depending on the types of restaurants built and the real estate and construction costs within each market. These costs, which include land, buildings and equipment, are managed through the use of optimally sized restaurants, construction and design efficiencies and leveraging best practices. Although the Company is not responsible for all costs for every restaurant opened, total development costs (consisting of land, buildings and equipment) for new traditional McDonald's restaurants in the U.S. averaged approximately $2.7 million in 2009.

The Company owned approximately 45% of the land and about 70% of the buildings for restaurants in its consolidated markets at year-end 2009 and 2008.

SHARE REPURCHASES AND DIVIDENDS

In 2009, the Company returned $5.1 billion to shareholders through a combination of shares repurchased and dividends paid, bringing the three-year total to $16.6 billion under the Company's $15 billion to $17 billion cash returned to shareholders target for 2007 through 2009.

Shares repurchased and dividends

In millions, except per share data	***2009***	*2008*	*2007*
Number of shares repurchased	**50.3**	69.7	77.1
Shares outstanding at year end	**1,077**	1,115	1,165
Dividends declared per share	**$ 2.05**	$1.625	$ 1.50
Dollar amount of shares repurchased	**$2,854**	$3,981	$3,949
Dividends paid	**2,235**	1,823	1,766
Total returned to shareholders	**$5,089**	$5,804	$5,715

In September 2007, the Company's Board of Directors approved a $10 billion share repurchase program with no specified expiration date. In September 2009, the Company's Board of Directors terminated the then-existing share repurchase program and replaced it with a new share repurchase program that authorizes the purchase of up to $10 billion of the Company's outstanding common stock with no specified expiration date. In 2009, approximately 50 million shares were repurchased for $2.9 billion, of which 8 million shares or $0.5 billion were purchased under the new program. The Company reduced its shares outstanding at year end by over 3% compared with 2008, net of stock option exercises.

The Company has paid dividends on its common stock for 34 consecutive years and has increased the dividend amount every year. The 2009 full year dividend of $2.05 per share reflects the quarterly dividend paid for each of the first three quarters of $0.50 per share, with an increase to $0.55 per share paid in the fourth quarter. This 10% increase in the quarterly dividend equates to a $2.20 per share annual dividend rate and reflects the Company's confidence in the ongoing strength and reliability of its cash flow. As in the past, future dividend amounts will be considered after reviewing profitability expectations and financing needs, and will be declared at the discretion of the Company's Board of Directors.

Financial Position and Capital Resources

TOTAL ASSETS AND RETURNS

Total assets increased $1.8 billion or 6% in 2009. Excluding the effect of changes in foreign currency exchange rates, total assets increased $677 million in 2009. Over 70% of total assets were in major markets at year-end 2009. Net property and equipment increased $1.3 billion in 2009 and represented over 70% of total assets at year end. Excluding the effect of changes in foreign currency exchange rates, net property and equipment increased $476 million primarily due to capital expenditures, partly offset by depreciation, the impact of refranchising and asset retirements related to reimaging.

Operating income is used to compute return on average assets, while income from continuing operations is used to calculate return on average common equity. Month-end balances are used to compute both average assets and average common equity. Assets of discontinued operations are excluded from average assets since operating income excludes results from discontinued operations.

Returns on assets and equity

	2009	*2008*	*2007*
Return on average assets	**23.4%**	21.8%	13.2%
Return on average common equity	**34.0**	30.6	15.1

In 2009, 2008 and 2007, return on average assets and return on average common equity both benefited from strong global operating results. During 2010, the Company will continue to concentrate restaurant openings and invest new capital in markets with acceptable returns or opportunities for long-term growth.

In 2009, impairment and other charges (credits), net benefited return on average assets and return on average common equity by 0.2 percentage points and 0.7 percentage points, respectively.

In 2007, impairment and other charges (credits), net reduced return on average assets by 5.4 percentage points. Impairment and other charges (credits), net partly offset by the 2007 net tax benefit resulting from the completion of an IRS examination, reduced return on average common equity by 8.5 percentage points in 2007.

Operating income, as reported, does not include interest income; however, cash balances are included in average assets. The inclusion of cash balances in average assets reduced return on average assets by 2.0 percentage points, 1.9 percentage points and 1.3 percentage points in 2009, 2008 and 2007, respectively.

FINANCING AND MARKET RISK

The Company generally borrows on a long-term basis and is exposed to the impact of interest rate changes and foreign currency fluctuations. Debt obligations at December 31, 2009 totaled $10.6 billion, compared with $10.2 billion at December 31, 2008. The net increase in 2009 was primarily due to net issuances of $219 million and changes in exchange rates on foreign currency denominated debt of $128 million.

Debt highlights(1)

	2009	*2008*	*2007*
Fixed-rate debt as a percent of total debt(2,3)	**68%**	72%	58%
Weighted-average annual interest rate of total debt(3)	**4.5**	5.0	4.7
Foreign currency-denominated debt as a percent of total debt(2)	**43**	45	66
Total debt as a percent of total capitalization (total debt and total shareholders' equity)(2)	**43**	43	38
Cash provided by operations as a percent of total debt(2)	**55**	59	53

(1) All percentages are as of December 31, except for the weighted-average annual interest rate, which is for the year.

(2) Based on debt obligations before the effect of fair value hedging adjustments. This effect is excluded as these adjustments have no impact on the obligation at maturity. See Debt financing note to the consolidated financial statements.

(3) Includes the effect of interest rate exchange agreements.

Fitch, Standard & Poor's and Moody's currently rate, with a stable outlook, the Company's commercial paper F1, A-1 and P-2, respectively; and its long-term debt A, A and A3, respectively. The Company's key metrics for monitoring its credit structure are shown in the preceding table. While the Company targets these metrics for ease of focus, it also considers similar credit ratios that incorporate capitalized operating leases to estimate total adjusted debt. Total adjusted debt, a term that is commonly used by the rating agencies referred to above, includes debt outstanding on the Company's balance sheet plus an adjustment to capitalize operating leases. Based on their most recent calculations, these agencies add between $6 billion and $12 billion to debt for lease capitalization purposes, which increases total debt as a percent of total capitalization and reduces cash provided by operations as a percent of total debt for credit rating purposes. The Company believes the rating agency methodology for capitalizing leases requires certain adjustments. These adjustments include: excluding percent rents in excess of minimum rents; excluding certain Company-operated restaurant lease agreements outside the U.S. that are cancelable with minimal penalties (representing approximately 30% of Company-operated restaurant minimum rents outside the U.S., based on the Company's estimate); capitalizing non-restaurant leases using a multiple of three times rent expense; and reducing total rent expense by a percentage of the annual minimum rent payments due to the Company from franchisees operating on leased sites. Based on this calculation, for credit analysis purposes, approximately $4 billion of future operating lease payments would be capitalized.

Certain of the Company's debt obligations contain cross-acceleration provisions and restrictions on Company and subsidiary mortgages and the long-term debt of certain subsidiaries. There are no provisions in the Company's debt obligations that would accelerate repayment of debt as a result of a change in credit ratings or a material adverse change in the Company's business. Under existing authorization from the Company's Board of Directors, at December 31, 2009, the Company has $5 billion of authority remaining to borrow funds, including through (i) public or private offering of debt securities; (ii) direct borrowing from banks or other financial institutions; and (iii) other forms of indebtedness. In addition to registered debt securities on a U.S. shelf registration statement and a Euro Medium-Term Notes program, the Company has $1.3 billion available under a committed line of credit agreement as well as authority to issue commercial paper in the U.S. and Euromarket (see Debt financing note to the consolidated financial statements). Debt maturing in 2010 is approximately $607 million of long-term corporate debt. In 2010, the Company expects to issue commercial paper and long-term debt to refinance this maturing debt. The Company also has $599 million of foreign currency bank line borrowings outstanding at year-end.

Historically, the Company has not experienced difficulty in obtaining financing or refinancing existing debt. Although there are continued constraints in the overall financial markets on available credit, the Company's ability to raise funding in the long-term and short-term debt capital markets has not been adversely affected. In January 2009, the Company issued $400 million of 10-year U.S. Dollar-denominated notes at a coupon rate of 5.0%, and $350 million of 30-year U.S. Dollar-denominated bonds at a coupon rate of 5.7%. In June 2009, the Company issued 300 million Euro ($423 million) of 7-year notes at a coupon rate of 4.25%.

The Company uses major capital markets, bank financings and derivatives to meet its financing requirements and reduce interest expense. The Company manages its debt portfolio in response to changes in interest rates and foreign currency rates by periodically retiring, redeeming and repurchasing debt, terminating exchange agreements and using derivatives. The Company does not use derivatives with a level of complexity or with a risk higher than the exposures to be hedged and does not hold or issue derivatives for trading purposes. All exchange agreements are over-the-counter instruments.

In managing the impact of interest rate changes and foreign currency fluctuations, the Company uses interest rate exchange agreements and finances in the currencies in which assets are denominated. The Company uses foreign currency debt and derivatives to hedge the foreign currency risk associated with certain royalties, intercompany financings and long-term investments in foreign subsidiaries and affiliates. This reduces the impact of fluctuating foreign currencies on cash flows and shareholders' equity. Total foreign currency-denominated debt was $4.5 billion for the years ended December 31, 2009 and 2008. In addition, where practical, the Company's restaurants purchase goods and services in local currencies resulting in natural hedges. See Summary of significant accounting policies note to the consolidated financial statements related to financial instruments and hedging activities for additional information regarding the accounting impact and use of derivatives.

The Company does not have significant exposure to any individual counterparty and has master agreements that contain netting arrangements. Certain of these agreements also require each party to post collateral if credit ratings fall below, or aggregate exposures exceed, certain contractual limits. At December 31, 2009, neither the Company nor its counterparties were required to post collateral on any derivative position, other than on hedges of certain of the Company's supplemental benefit plan liabilities where our counterparty was required to post collateral on its liability position.

The Company's net asset exposure is diversified among a broad basket of currencies. The Company's largest net asset exposures (defined as foreign currency assets less foreign currency liabilities) at year end were as follows:

Foreign currency net asset exposures

In millions of U.S. Dollars	***2009***	*2008*
Euro	**$ 5,151**	$4,551
Australian Dollars	**1,460**	1,023
Canadian Dollars	**981**	795
British Pounds Sterling	**679**	785
Russian Ruble	**501**	407

The Company prepared sensitivity analyses of its financial instruments to determine the impact of hypothetical changes in interest rates and foreign currency exchange rates on the Company's results of operations, cash flows and the fair value of its financial instruments. The interest rate analysis assumed a one percentage point adverse change in interest rates on all financial instruments but did not consider the effects of the reduced level of economic activity that could exist in such an environment. The foreign currency rate analysis assumed that each foreign currency rate would change by 10% in the same direction relative to the U.S. Dollar on all financial instruments; however, the analysis did not include the potential impact on revenues, local currency prices or the effect of fluctuating currencies on the Company's anticipated foreign currency royalties and other payments received in the U.S. Based on the results of these analyses of the Company's financial instruments, neither a one percentage point adverse change in interest rates from 2009 levels nor a 10% adverse change in foreign currency rates from 2009 levels would materially affect the Company's results of operations, cash flows or the fair value of its financial instruments.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

The Company has long-term contractual obligations primarily in the form of lease obligations (related to both Company-operated and franchised restaurants) and debt obligations. In addition, the Company has long-term revenue and cash flow streams that relate to its franchise arrangements. Cash provided by operations (including cash provided by these franchise arrangements) along with the Company's borrowing capacity and other sources of cash will be used to satisfy the obligations. The following table summarizes the Company's contractual obligations and their aggregate maturities as well as future minimum rent payments due to the Company under existing franchise arrangements as of

December 31, 2009. See discussions of cash flows and financial position and capital resources as well as the Notes to the consolidated financial statements for further details.

In millions	Contractual cash outflows		Contractual cash inflows
	Operating leases	Debt obligations[1]	Minimum rent under franchise arrangements
2010	$ 1,119	$ 18	$ 2,294
2011	1,047	613	2,220
2012	963	2,188	2,156
2013	885	658	2,078
2014	806	460	1,987
Thereafter	5,897	6,562	15,278
Total	$10,717	$10,499	$26,013

(1) The maturities reflect reclassifications of short-term obligations to long-term obligations of $1.2 billion, as they are supported by a long-term line of credit agreement expiring in 2012. Debt obligations do not include $80 million of noncash fair value hedging adjustments because these adjustments have no impact on the obligation at maturity, as well as $196 million of accrued interest.

The Company maintains certain supplemental benefit plans that allow participants to (i) make tax-deferred contributions and (ii) receive Company-provided allocations that cannot be made under the qualified benefit plans because of IRS limitations. The investment alternatives and returns are based on certain market-rate investment alternatives under the Company's qualified Profit Sharing and Savings Plan. Total liabilities for the supplemental plans were $397 million at December 31, 2009 and are reflected on McDonald's Consolidated balance sheet as follows: other long-term liabilities–$362 million, and accrued payroll and other liabilities–$35 million. Total liabilities for international retirement plans at December 31, 2009 were $184 million and were primarily reflected in other long-term liabilities. The Company has also recorded $492 million of gross unrecognized tax benefits at December 31, 2009, of which $286 million is included in other long-term liabilities and $206 million is included in deferred income taxes on the Consolidated balance sheet.

Other Matters

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Management's discussion and analysis of financial condition and results of operations is based upon the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the U.S. The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses as well as related disclosures. On an ongoing basis, the Company evaluates its estimates and judgments based on historical experience and various other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under various assumptions or conditions.

The Company reviews its financial reporting and disclosure practices and accounting policies quarterly to ensure that they provide accurate and transparent information relative to the current economic and business environment. The Company believes that of its significant accounting policies, the following involve a higher degree of judgment and/or complexity:

- ***Property and equipment***

Property and equipment are depreciated or amortized on a straight-line basis over their useful lives based on management's estimates of the period over which the assets will generate revenue (not to exceed lease term plus options for leased property). The useful lives are estimated based on historical experience with similar assets, taking into account anticipated technological or other changes. The Company periodically reviews these lives relative to physical factors, economic factors and industry trends. If there are changes in the planned use of property and equipment, or if technological changes occur more rapidly than anticipated, the useful lives assigned to these assets may need to be shortened, resulting in the accelerated recognition of depreciation and amortization expense or write-offs in future periods.

- ***Share-based compensation***

The Company has a share-based compensation plan which authorizes the granting of various equity-based incentives including stock options and restricted stock units (RSUs) to employees and nonemployee directors. The expense for these equity-based incentives is based on their fair value at date of grant and generally amortized over their vesting period.

The fair value of each stock option granted is estimated on the date of grant using a closed-form pricing model. The pricing model requires assumptions, such as the expected life of the stock option, the risk-free interest rate and expected volatility of the Company's stock over the expected life, which significantly impact the assumed fair value. The Company uses historical data to determine these assumptions and if these assumptions change significantly for future grants, share-based compensation expense will fluctuate in future years. The fair value of each RSU granted is equal to the market price of the Company's stock at date of grant less the present value of expected dividends over the vesting period.

- ***Long-lived assets impairment review***

Long-lived assets (including goodwill) are reviewed for impairment annually in the fourth quarter and whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In assessing the recoverability of the Company's long-lived assets, the Company considers changes in economic conditions and makes assumptions regarding estimated future cash flows and other factors. Estimates of future cash flows are highly subjective judgments based on the Company's experience and knowledge of its operations. These estimates can be significantly impacted by many factors including changes in global and local business and economic conditions, operating costs, inflation, competition, and consumer and demographic trends. A key assumption impacting estimated future cash flows is the estimated change in comparable sales. If the Company's estimates or underlying assumptions change in the future, the Company may be required to record impairment charges. Based on the annual goodwill impairment test, conducted in the fourth quarter, the Company does not have any reporting units (defined as each individual country) with goodwill currently at risk of impairment.

When the Company sells an existing business to a developmental licensee, it determines when these businesses are "held for sale" in accordance with guidance on the impairment or disposal of long-lived assets. Impairment charges on assets held for sale are recognized when management and, if required, the Company's Board of Directors have approved and committed to a plan to dispose of the assets, the assets are available for disposal, the disposal is probable of occurring within 12 months, and the net sales proceeds are expected to be less than the assets' net book value, among other factors. An impairment charge is recognized for the difference between the net book value of the business (including foreign currency translation adjustments recorded in accumulated other comprehensive income in shareholders' equity) and the estimated cash sales price, less costs of disposal.

An alternative accounting policy would be to recharacterize some or all of any loss as an intangible asset and amortize it to expense over future periods based on the term of the relevant licensing arrangement and as revenue is recognized for royalties and initial fees. Under this alternative for the 2007 Latam transaction, approximately $900 million of the $1.7 billion impairment charge could have been recharacterized as an intangible asset and amortized over the franchise term of 20 years, resulting in about $45 million of expense annually. This policy would be based on a view that the consideration for the sale consists of two components–the cash sales price and the future royalties and initial fees.

The Company bases its accounting policy on management's determination that royalties payable under its developmental license arrangements are substantially consistent with market rates for similar license arrangements. The Company does not believe it would be appropriate to recognize an asset for the right to receive market-based fees in future periods, particularly given the continuing support and services provided to the licensees. Therefore, the Company believes that the recognition of an impairment charge based on the net cash sales price reflects the substance of the sale transaction.

- ***Litigation accruals***

From time to time, the Company is subject to proceedings, lawsuits and other claims related to competitors, customers, employees, franchisees, government agencies, intellectual property, shareholders and suppliers. The Company is required to assess the likelihood of any adverse judgments or outcomes to these matters as well as potential ranges of probable losses. A determination of the amount of accrual required, if any, for these contingencies is made after careful analysis of each matter. The required accrual may change in the future due to new developments in each matter or changes in approach such as a change in settlement strategy in dealing with these matters. The Company does not believe that any such matter currently being reviewed will have a material adverse effect on its financial condition or results of operations.

- ***Income taxes***

The Company records a valuation allowance to reduce its deferred tax assets if it is more likely than not that some portion or all of the deferred assets will not be realized. While the Company has considered future taxable income and ongoing prudent and feasible tax strategies, including the sale of appreciated assets, in assessing the need for the valuation allowance, if these estimates and assumptions change in the future, the Company may be required to adjust its valuation allowance. This could result in a charge to, or an increase in, income in the period such determination is made.

In addition, the Company operates within multiple taxing jurisdictions and is subject to audit in these jurisdictions. The Company records accruals for the estimated outcomes of these audits, and the accruals may change in the future due to new developments in each matter. During 2008, the IRS examination of the Company's 2005-2006 U.S. tax returns was completed. The tax provision impact associated with the completion of this examination was not significant. During 2007, the Company recorded a $316 million benefit as a result of the completion of an IRS examination of the Company's 2003-2004 U.S. tax returns. The Company's 2007-2008 U.S. tax returns are currently under examination and the completion of the examination is expected in 2010.

Deferred U.S. income taxes have not been recorded for temporary differences totaling $9.2 billion related to investments in certain foreign subsidiaries and corporate affiliates. The temporary differences consist primarily of undistributed earnings that are considered permanently invested in operations outside the U.S. If management's intentions change in the future, deferred taxes may need to be provided.

EFFECTS OF CHANGING PRICES—INFLATION

The Company has demonstrated an ability to manage inflationary cost increases effectively. This is because of rapid inventory turnover, the ability to adjust menu prices, cost controls and substantial property holdings, many of which are at fixed costs and partly financed by debt made less expensive by inflation.

RECONCILIATION OF RETURNS ON INCREMENTAL INVESTED CAPITAL

Return on incremental invested capital (ROIIC) is a measure reviewed by management over one-year and three-year time periods to evaluate the overall profitability of the business units, the effectiveness of capital deployed and the future allocation of capital. This measure is calculated using operating income and constant foreign exchange rates to exclude the impact of foreign currency translation. The numerator is the Company's incremental operating income plus depreciation and amortization from the base period.

The denominator is the weighted-average adjusted cash used for investing activities during the applicable one- or three-year period. Adjusted cash used for investing activities is defined as cash used for investing activities less cash generated from investing activities related to the Boston Market, Chipotle, Latam, Pret A Manger and Redbox transactions. The weighted-average adjusted cash used for investing activities is based on a weighting applied on a quarterly basis. These weightings are used to reflect the estimated contribution of each quarter's investing activities to incremental operating income. For example, fourth quarter 2009 investing activities are weighted less because the assets purchased have only recently been deployed and would have generated little incremental operating income (12.5% of fourth quarter 2009 investing activities are included in the one-year and three-year calculations). In contrast, fourth quarter 2008 is heavily weighted because the assets purchased were deployed more than 12 months ago, and therefore have a full year impact on 2009 operating income, with little or no impact to the base period (87.5% and 100.0% of fourth quarter 2008 investing activities are included in the one-year and three-year calculations, respectively). Management believes that weighting cash used for investing activities provides a more accurate reflection of the relationship between its investments and returns than a simple average.

The reconciliations to the most comparable measurements, in accordance with accounting principles generally accepted in the U.S., for the numerator and denominator of the one-year and three-year ROIIC are as follows *(dollars in millions)*:

One-year ROIIC Calculation

Years ended December 31,	***2009***	*2008*	*Incremental change*
NUMERATOR:			
Operating income	**$6,841.0**	$6,442.9	$ 398.1
Depreciation and amortization	**1,216.2**	1,207.8	8.4
Currency translation(1)			324.3
Incremental adjusted operating income plus depreciation and amortization (at constant foreign exchange rates)			**$ 730.8**
DENOMINATOR:			
Weighted–average adjusted cash used for investing activities(2)			$1,893.8
Currency translation(1)			31.1
Weighted–average adjusted cash used for investing activities (at constant foreign exchange rates)			**$1,924.9**
One-year ROIIC(3)			**38.0%**

(1) Represents the effect of foreign currency translation by translating results at an average exchange rate for the periods measured.

(2) Represents one-year weighted-average adjusted cash used for investing activities, determined by applying the weightings below to the adjusted cash used for investing activities for each quarter in the two-year period ended December 31, 2009.

	Years ended December 31,	
	2008	***2009***
Cash used for investing activities	*$1,624.7*	***$1,655.3***
Less: Cash generated from investing activities related to Pret A Manger transaction	*(229.4)*	
Less: Cash generated from investing activities related to Redbox transaction		***(144.9)***
Adjusted cash used for investing activities	*$1,854.1*	***$1,800.2***
AS A PERCENT		
Quarters ended:		
March 31	*12.5%*	***87.5%***
June 30	*37.5*	***62.5***
September 30	*62.5*	***37.5***
December 31	*87.5*	***12.5***

(3) The impact of impairment and other charges (credits), net between 2009 and 2008 benefited the one-year ROIIC by 4.0 percentage points.

Three-year ROIIC Calculation

Years ended December 31,	***2009***	*2006*	*Incremental change*
NUMERATOR:			
Operating income	**$6,841.0**	$4,433.0	$2,408.0
Depreciation and amortization(4)	**1,216.2**	1,191.0	25.2
Currency translation(5)			(128.6)
Incremental adjusted operating income plus depreciation and amortization (at constant foreign exchange rates)			**$2,304.6**
DENOMINATOR:			
Weighted–average adjusted cash used for investing activities(6)			$5,471.9
Currency translation(5)			(95.5)
Weighted–average adjusted cash used for investing activities (at constant foreign exchange rates)			**$5,376.4**
Three-year ROIIC(7)			**42.9%**

(4) Represents depreciation and amortization from continuing operations.

(5) Represents the effect of foreign currency translation by translating results at an average exchange rate for the periods measured.

(6) Represents three-year weighted-average adjusted cash used for investing activities, determined by applying the weightings below to the adjusted cash used for investing activities for each quarter in the four-year period ended December 31, 2009.

	Years ended December 31,			
	2006	*2007*	*2008*	***2009***
Cash used for investing activities	*$1,274.1*	*$1,150.1*	*$1,624.7*	***$1,655.3***
Less: Cash generated from investing activities related to Boston Market & Chipotle	*(203.8)*	*(184.3)*		
Less: Cash generated from investing activities related to Latam transaction		*(647.5)*		
Less: Cash generated from investing activities related to Pret A Manger transaction			*(229.4)*	
Less: Cash generated from investing activities related to Redbox transaction				***(144.9)***
Adjusted cash used for investing activities	*$1,477.9*	*$1,981.9*	*$1,854.1*	***$1,800.2***
AS A PERCENT				
Quarters ended:				
March 31	*12.5%*	*100.0%*	*100.0%*	***87.5%***
June 30	*37.5*	*100.0*	*100.0*	***62.5***
September 30	*62.5*	*100.0*	*100.0*	***37.5***
December 31	*87.5*	*100.0*	*100.0*	***12.5***

(7) The impact of impairment and other charges (credits), net between 2009 and 2006 benefited the three-year ROIIC by 4.4 percentage points.

RISK FACTORS AND CAUTIONARY STATEMENT ABOUT FORWARD-LOOKING INFORMATION

This report includes forward-looking statements about our plans and future performance, including those under Outlook for 2010. These statements use such words as "may," "will," "expect," "believe" and "plan." They reflect our expectations and speak only as of the date of this report. We do not undertake to update them. Our expectations (or the underlying assumptions) may change or not be realized, and you should not rely unduly on forward-looking statements. We have identified the principal risks and uncertainties that affect our performance in the Company's filings with the Securities and Exchange Commission, and investors are urged to consider these risks and uncertainties when evaluating our historical and expected performance.

Consolidated Statement of Income

In millions, except per share data Years ended December 31,	**2009**	2008	2007
REVENUES			
Sales by Company-operated restaurants	**$15,458.5**	$16,560.9	$16,611.0
Revenues from franchised restaurants	**7,286.2**	6,961.5	6,175.6
Total revenues	**22,744.7**	23,522.4	22,786.6
OPERATING COSTS AND EXPENSES			
Company-operated restaurant expenses			
Food & paper	**5,178.0**	5,586.1	5,487.4
Payroll & employee benefits	**3,965.6**	4,300.1	4,331.6
Occupancy & other operating expenses	**3,507.6**	3,766.7	3,922.7
Franchised restaurants–occupancy expenses	**1,301.7**	1,230.3	1,139.7
Selling, general & administrative expenses	**2,234.2**	2,355.5	2,367.0
Impairment and other charges (credits), net	**(61.1)**	6.0	1,670.3
Other operating (income) expense, net	**(222.3)**	(165.2)	(11.1)
Total operating costs and expenses	**15,903.7**	17,079.5	18,907.6
Operating income	**6,841.0**	6,442.9	3,879.0
Interest expense–net of capitalized interest of $11.7, $12.3 and $6.9	**473.2**	522.6	410.1
Nonoperating (income) expense, net	**(24.3)**	(77.6)	(103.2)
Gain on sale of investment	**(94.9)**	(160.1)	
Income from continuing operations before provision for income taxes	**6,487.0**	6,158.0	3,572.1
Provision for income taxes	**1,936.0**	1,844.8	1,237.1
Income from continuing operations	**4,551.0**	4,313.2	2,335.0
Income from discontinued operations (net of taxes of $34.5)			60.1
Net income	**$ 4,551.0**	$ 4,313.2	$ 2,395.1
Per common share–basic:			
Continuing operations	**$ 4.17**	$ 3.83	$ 1.96
Discontinued operations			0.05
Net income	**$ 4.17**	$ 3.83	$ 2.02
Per common share–diluted:			
Continuing operations	**$ 4.11**	$ 3.76	$ 1.93
Discontinued operations			0.05
Net income	**$ 4.11**	$ 3.76	$ 1.98
Dividends declared per common share	**$ 2.05**	$ 1.625	$ 1.50
Weighted-average shares outstanding–basic	**1,092.2**	1,126.6	1,188.3
Weighted-average shares outstanding–diluted	**1,107.4**	1,146.0	1,211.8

See Notes to consolidated financial statements.

Consolidated Balance Sheet

In millions, except per share data	*December 31,* **2009**	*2008*
ASSETS		
Current assets		
Cash and equivalents	**$ 1,796.0**	$ 2,063.4
Accounts and notes receivable	**1,060.4**	931.2
Inventories, at cost, not in excess of market	**106.2**	111.5
Prepaid expenses and other current assets	**453.7**	411.5
Total current assets	**3,416.3**	3,517.6
Other assets		
Investments in and advances to affiliates	**1,212.7**	1,222.3
Goodwill	**2,425.2**	2,237.4
Miscellaneous	**1,639.2**	1,229.7
Total other assets	**5,277.1**	4,689.4
Property and equipment		
Property and equipment, at cost	**33,440.5**	31,152.4
Accumulated depreciation and amortization	**(11,909.0)**	(10,897.9)
Net property and equipment	**21,531.5**	20,254.5
Total assets	**$ 30,224.9**	$ 28,461.5
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Accounts payable	**$ 636.0**	$ 620.4
Income taxes	**202.4**	
Other taxes	**277.4**	252.7
Accrued interest	**195.8**	173.8
Accrued payroll and other liabilities	**1,659.0**	1,459.2
Current maturities of long-term debt	**18.1**	31.8
Total current liabilities	**2,988.7**	2,537.9
Long-term debt	**10,560.3**	10,186.0
Other long-term liabilities	**1,363.1**	1,410.1
Deferred income taxes	**1,278.9**	944.9
Shareholders' equity		
Preferred stock, no par value; authorized – 165.0 million shares; issued – none		
Common stock, $.01 par value; authorized – 3.5 billion shares; issued – 1,660.6 million shares	**16.6**	16.6
Additional paid-in capital	**4,853.9**	4,600.2
Retained earnings	**31,270.8**	28,953.9
Accumulated other comprehensive income	**747.4**	101.3
Common stock in treasury, at cost; 583.9 and 545.3 million shares	**(22,854.8)**	(20,289.4)
Total shareholders' equity	**14,033.9**	13,382.6
Total liabilities and shareholders' equity	**$ 30,224.9**	$ 28,461.5

See Notes to consolidated financial statements.

Consolidated Statement of Cash Flows

In millions	*Years ended December 31,* ***2009***	*2008*	*2007*
Operating activities			
Net income	**$ 4,551.0**	$ 4,313.2	$ 2,395.1
Adjustments to reconcile to cash provided by operations			
Charges and credits:			
Depreciation and amortization	**1,216.2**	1,207.8	1,214.1
Deferred income taxes	**203.0**	101.5	(39.1)
Income taxes audit benefit			(316.4)
Impairment and other charges (credits), net	**(61.1)**	6.0	1,670.3
Gain on sale of investment	**(94.9)**	(160.1)	
Gains on dispositions of discontinued operations, net of tax			(68.6)
Share-based compensation	**112.9**	112.5	142.4
Other	**(347.1)**	90.5	(85.3)
Changes in working capital items:			
Accounts receivable	**(42.0)**	16.1	(100.2)
Inventories, prepaid expenses and other current assets	**1.0**	(11.0)	(29.6)
Accounts payable	**(2.2)**	(40.1)	(36.7)
Income taxes	**212.1**	195.7	71.8
Other accrued liabilities	**2.1**	85.1	58.5
Cash provided by operations	**5,751.0**	5,917.2	4,876.3
Investing activities			
Property and equipment expenditures	**(1,952.1)**	(2,135.7)	(1,946.6)
Purchases of restaurant businesses	**(145.7)**	(147.0)	(228.8)
Sales of restaurant businesses and property	**406.0**	478.8	364.7
Latam transaction, net			647.5
Proceeds on sale of investment	**144.9**	229.4	
Proceeds from disposals of discontinued operations, net			194.1
Other	**(108.4)**	(50.2)	(181.0)
Cash used for investing activities	**(1,655.3)**	(1,624.7)	(1,150.1)
Financing activities			
Net short-term borrowings	**(285.4)**	266.7	101.3
Long-term financing issuances	**1,169.3**	3,477.5	2,116.8
Long-term financing repayments	**(664.6)**	(2,698.5)	(1,645.5)
Treasury stock purchases	**(2,797.4)**	(3,919.3)	(3,943.0)
Common stock dividends	**(2,235.5)**	(1,823.4)	(1,765.6)
Proceeds from stock option exercises	**332.1**	548.2	1,137.6
Excess tax benefit on share-based compensation	**73.6**	124.1	203.8
Other	**(13.1)**	(89.8)	(201.7)
Cash used for financing activities	**(4,421.0)**	(4,114.5)	(3,996.3)
Effect of exchange rates on cash and equivalents	**57.9**	(95.9)	123.3
Cash and equivalents increase (decrease)	**(267.4)**	82.1	(146.8)
Cash and equivalents at beginning of year	**2,063.4**	1,981.3	2,128.1
Cash and equivalents at end of year	**$ 1,796.0**	$ 2,063.4	$ 1,981.3
Supplemental cash flow disclosures			
Interest paid	**$ 468.7**	$ 507.8	$ 392.7
Income taxes paid	**1,683.5**	1,294.7	1,436.2

See Notes to consolidated financial statements.

Consolidated Statement of Shareholders' Equity

In millions, except per share data	*Common stock issued*		*Additional paid-in capital*	*Retained earnings*	*Accumulated other comprehensive income (loss)*			*Common stock in treasury*		*Total shareholders' equity*
	Shares	*Amount*			*Pensions*	*Deferred hedging adjustment*	*Foreign currency translation*	*Shares*	*Amount*	
Balance at December 31, 2006	1,660.6	$16.6	$3,445.0	$25,845.6	$ (89.0)	$ (7.8)	$ (199.9)	(456.9)	$(13,552.2)	$15,458.3
Net income				2,395.1						2,395.1
Translation adjustments (including taxes of $41.7)							804.8			804.8
Latam historical translation adjustments							769.5			769.5
Adjustments to cash flow hedges (including taxes of $2.9)						8.5				8.5
Adjustments related to pensions (including taxes of $19.7)					51.3					51.3
Comprehensive income										4,029.2
Common stock cash dividends ($1.50 per share)				(1,765.6)						(1,765.6)
Treasury stock purchases								(77.1)	(3,948.8)	(3,948.8)
Share-based compensation			142.4							142.4
Adjustment to initially apply guidance on accounting for sabbatical leave (including tax benefits of $18.1)				(36.1)						(36.1)
Adjustment to initially apply guidance on accounting for uncertainty in income taxes				20.1						20.1
Stock option exercises and other (including tax benefits of $246.8)			639.3	2.4				38.7	738.6	1,380.3
Balance at December 31, 2007	1,660.6	16.6	4,226.7	26,461.5	(37.7)	0.7	1,374.4	(495.3)	(16,762.4)	15,279.8
Net income				4,313.2						4,313.2
Translation adjustments (including tax benefits of $190.4)							(1,223.0)			(1,223.0)
Adjustments to cash flow hedges (including taxes of $29.9)						47.3				47.3
Adjustments related to pensions (including tax benefits of $29.4)					(60.4)					(60.4)
Comprehensive income										3,077.1
Common stock cash dividends ($1.625 per share)				(1,823.4)						(1,823.4)
Treasury stock purchases								(69.7)	(3,980.9)	(3,980.9)
Share-based compensation			109.6							109.6
Stock option exercises and other (including tax benefits of $169.0)			263.9	2.6				19.7	453.9	720.4
Balance at December 31, 2008	1,660.6	16.6	4,600.2	28,953.9	(98.1)	48.0	151.4	(545.3)	(20,289.4)	13,382.6
Net income				**4,551.0**						**4,551.0**
Translation adjustments (including taxes of $47.2)							**714.1**			**714.1**
Adjustments to cash flow hedges (including tax benefits of $18.6)						**(31.5)**				**(31.5)**
Adjustments related to pensions (including tax benefits of $25.0)					**(36.5)**					**(36.5)**
Comprehensive income										**5,197.1**
Common stock cash dividends ($2.05 per share)				**(2,235.5)**						**(2,235.5)**
Treasury stock purchases								**(50.3)**	**(2,854.1)**	**(2,854.1)**
Share-based compensation			**112.9**							**112.9**
Stock option exercises and other (including tax benefits of $93.3)			**140.8**	**1.4**				**11.7**	**288.7**	**430.9**
Balance at December 31, 2009	**1,660.6**	**$16.6**	**$4,853.9**	**$31,270.8**	**$(134.6)**	**$ 16.5**	**$ 865.5**	**(583.9)**	**$(22,854.8)**	**$14,033.9**

See Notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Summary of Significant Accounting Policies

NATURE OF BUSINESS

The Company franchises and operates McDonald's restaurants in the food service industry. The Company had a minority ownership interest in U.K.-based Pret A Manger that it sold in May 2008, and a 100% ownership interest in U.S.-based Boston Market that it sold in August 2007.

All restaurants are operated either by the Company or by franchisees, including conventional franchisees under franchise arrangements, and foreign affiliated markets (affiliates) and developmental licensees under license agreements.

The following table presents restaurant information by ownership type:

Restaurants at December 31,	***2009***	*2008*	*2007*
Conventional franchised	**19,020**	18,402	17,634
Developmental licensed	**3,160**	2,926	2,756
Affiliated	**4,036**	4,137	4,081
Franchised	**26,216**	25,465	24,471
Company-operated	**6,262**	6,502	6,906
Systemwide restaurants	**32,478**	31,967	31,377

CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its subsidiaries. Investments in affiliates owned 50% or less (primarily McDonald's Japan) are accounted for by the equity method.

The Company evaluates its business relationships such as those with franchisees, joint venture partners, developmental licensees, suppliers, and advertising cooperatives to identify potential variable interest entities. Generally, these businesses qualify for a scope exception under the consolidation guidance. The Company has concluded that consolidation of any such entities is not appropriate.

In June 2009, the Financial Accounting Standards Board (FASB) issued amendments to the guidance on variable interest entities and consolidation, codified primarily in the Consolidation Topic of the FASB Accounting Standards Codification (ASC). This guidance modifies the method for determining whether an entity is a variable interest entity as well as the methods permitted for determining the primary beneficiary of a variable interest entity. In addition, this guidance requires ongoing reassessments of whether a company is the primary beneficiary of a variable interest entity and enhanced disclosures related to a company's involvement with a variable interest entity. This guidance was effective beginning January 1, 2010, and we do not expect the adoption to have a significant impact on our consolidated financial statements.

ESTIMATES IN FINANCIAL STATEMENTS

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

REVENUE RECOGNITION

The Company's revenues consist of sales by Company-operated restaurants and fees from franchised restaurants operated by conventional franchisees, developmental licensees and affiliates. Sales by Company-operated restaurants are recognized on a cash basis. The Company presents sales net of sales tax and other sales-related taxes. Revenues from conventional franchised restaurants include rent and royalties based on a percent of sales with minimum rent payments, and initial fees. Revenues from restaurants licensed to affiliates and developmental licensees include a royalty based on a percent of sales, and may include initial fees. Continuing rent and royalties are recognized in the period earned. Initial fees are recognized upon opening of a restaurant or granting of a new franchise term, which is when the Company has performed substantially all initial services required by the franchise arrangement.

FOREIGN CURRENCY TRANSLATION

The functional currency of operations outside the U.S. is the respective local currency.

ADVERTISING COSTS

Advertising costs included in operating expenses of Company-operated restaurants primarily consist of contributions to advertising cooperatives and were (in millions): 2009–$650.8; 2008–$703.4; 2007–$718.3. Production costs for radio and television advertising are expensed when the commercials are initially aired. These production costs, primarily in the U.S., as well as other marketing-related expenses included in selling, general & administrative expenses were (in millions): 2009–$94.7; 2008–$79.2; 2007–$87.7. In addition, significant advertising costs are incurred by franchisees through contributions to advertising cooperatives in individual markets.

SHARE-BASED COMPENSATION

Share-based compensation includes the portion vesting of all share-based payments granted based on the grant date fair value estimated in accordance with the provisions of the Compensation – Stock Compensation Topic of the FASB ASC.

Share-based compensation expense and the effect on diluted net income per common share were as follows:

In millions, except per share data	***2009***	*2008*	*2007*
Share-based compensation expense	**$112.9**	$112.5	$142.4
After tax	**$ 76.1**	$ 75.1	$ 94.9
Net income per common share-diluted	**$ 0.07**	$ 0.07	$ 0.07

Compensation expense related to share-based awards is generally amortized on a straight-line basis over the vesting period in selling, general & administrative expenses in the Consolidated statement of income. As of December 31, 2009, there was $100.9 million of total unrecognized compensation cost related to nonvested share-based compensation that is expected to be recognized over a weighted-average period of 2.1 years.

The fair value of each stock option granted is estimated on the date of grant using a closed-form pricing model. The following table presents the weighted-average assumptions used in the option pricing model for the 2009, 2008 and 2007 stock option grants. The expected life of the options represents the period of time the options are expected to be outstanding and is based on historical trends. Expected stock price volatility is generally based on the historical volatility of the Company's stock for a period approximating the expected life. The expected dividend yield is based on the Company's most recent annual dividend payout. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant with a term equal to the expected life.

Weighted-average assumptions

	2009	2008	2007
Expected dividend yield	**3.22%**	2.55%	2.26%
Expected stock price volatility	**24.4%**	24.9%	24.7%
Risk-free interest rate	**2.00%**	2.96%	4.76%
Expected life of options *In years*	**6.17**	6.18	6.26
Fair value per option granted	**$9.66**	$11.85	$11.59

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost, with depreciation and amortization provided using the straight-line method over the following estimated useful lives: buildings–up to 40 years; leasehold improvements–the lesser of useful lives of assets or lease terms, which generally include option periods; and equipment–three to 12 years.

GOODWILL

Goodwill represents the excess of cost over the net tangible assets and identifiable intangible assets of acquired restaurant businesses. The Company's goodwill primarily results from purchases of McDonald's restaurants from franchisees and ownership increases in international subsidiaries or affiliates, and it is generally assigned to the reporting unit expected to benefit from the synergies of the combination. If a Company-operated restaurant is sold within 24 months of acquisition, the goodwill associated with the acquisition is written off in its entirety. If a restaurant is sold beyond 24 months from the acquisition, the amount of goodwill written off is based on the relative fair value of the business sold compared to the reporting unit (defined as each individual country).

In accordance with guidance on goodwill impairment testing in the Intangibles – Goodwill and Other Topic of the FASB ASC, the Company conducts goodwill impairment testing in the fourth quarter of each year or whenever an indicator of impairment exists. If an indicator of impairment exists (e.g., estimated earnings multiple value of a reporting unit is less than its carrying value), the goodwill impairment test compares the fair value of a reporting unit, generally based on discounted future cash flows, with its carrying amount including goodwill. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss is measured as the difference between the implied fair value of the reporting unit's goodwill and the carrying amount of goodwill. Historically, goodwill impairment has not significantly impacted the consolidated financial statements.

The following table presents the 2009 activity in goodwill by segment:

In millions	*U.S.*	*Europe*	*APMEA(1)*	*Other Countries & Corporate(2)*	*Consolidated*
Balance at December 31, 2008	$1,149.7	$692.0	$276.7	$119.0	$2,237.4
Net restaurant purchases (sales)	1.9	26.1	32.1	(1.5)	58.6
Ownership increases in subsidiaries/affiliates		34.5			34.5
Currency translation		38.1	37.6	19.0	94.7
Balance at December 31, 2009	**$1,151.6**	**$790.7**	**$346.4**	**$136.5**	**$2,425.2**

(1) APMEA represents Asia/Pacific, Middle East and Africa.

(2) Other Countries & Corporate represents Canada, Latin America and Corporate.

LONG-LIVED ASSETS

In accordance with guidance on the impairment or disposal of long-lived assets in the Property Plant and Equipment Topic of the FASB ASC, long-lived assets are reviewed for impairment annually in the fourth quarter and whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. For purposes of annually reviewing McDonald's restaurant assets for potential impairment, assets are initially grouped together at a television market level in the U.S. and at a country level for each of the international markets. The Company manages its restaurants as a group or portfolio with significant common costs and promotional activities; as such, an individual restaurant's cash flows are not generally independent of the cash flows of others in a market. If an indicator of impairment (e.g., negative operating cash flows for the most recent trailing 24-month period) exists for any grouping of assets, an estimate of undiscounted future cash flows produced by each individual restaurant within the asset grouping is compared to its carrying value. If an individual restaurant is determined to be impaired, the loss is measured by the excess of the carrying amount of the restaurant over its fair value as determined by an estimate of discounted future cash flows.

Losses on assets held for disposal are recognized when management and the Board of Directors, as required, have approved and committed to a plan to dispose of the assets, the assets are available for disposal, the disposal is probable of occurring within 12 months, and the net sales proceeds are expected to be less than its net book value, among other factors. Generally, such losses relate to restaurants that have closed and ceased operations as well as other assets that meet the criteria to be considered "available for sale".

When the Company sells an existing business to a developmental licensee, the licensee purchases the business, including the real estate, and uses his/her capital and local knowledge to build the McDonald's Brand and optimize sales and profitability over the long term. The sale of the business includes primarily land, buildings and improvements, and equipment, along with the franchising and leasing rights under existing agreements. Under the related developmental licensing arrangement, the Company collects a royalty based on a percent of sales, as well as initial fees, but does not have either any capital invested in the business or any commitment to invest future capital.

An impairment charge is recognized for the difference between the net book value of the business (including any foreign currency translation adjustments recorded in accumulated other comprehensive income in shareholders' equity) and the estimated cash sales price, less costs of disposal.

The Company bases its accounting policy on management's determination that royalties payable under its developmental license arrangements are substantially consistent with market rates for similar license arrangements. Therefore, the Company believes that the recognition of an impairment charge based on the net cash sales price reflects the substance of the sale transaction.

FAIR VALUE MEASUREMENTS

In 2006, the FASB issued guidance in the Fair Value Measurements and Disclosures Topic of the FASB ASC. This guidance defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. This guidance does not require any new fair value measurements; rather, it applies to other accounting pronouncements that require or permit fair value measurements. The provisions of the guidance, as issued, were effective January 1, 2008. However, in February 2008, the FASB deferred the effective date for one year for certain non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (i.e., at least annually). The Company adopted the required provisions related to debt and derivatives as of January 1, 2008 and adopted the remaining required provisions for non-financial assets and liabilities as of January 1, 2009. The effect of adoption was not significant in either period.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market in an orderly transaction between market participants on the measurement date. The guidance also establishes a three-level hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability on the measurement date. The three levels are defined as follows:

- Level 1 – inputs to the valuation methodology are quoted prices (unadjusted) for an identical asset or liability in an active market.
- Level 2 – inputs to the valuation methodology include quoted prices for a similar asset or liability in an active market or model-derived valuations in which all significant inputs are observable for substantially the full term of the asset or liability.
- Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value measurement of the asset or liability.

Certain of the Company's derivatives are valued using various pricing models or discounted cash flow analyses that incorporate observable market parameters, such as interest rate yield curves, option volatilities and currency rates, classified as Level 2 within the valuation hierarchy. Derivative valuations incorporate credit risk adjustments that are necessary to reflect the probability of default by the counterparty or the Company.

The following table presents financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2009 by the valuation hierarchy as defined in the fair value guidance:

In millions	*Level 1*	*Level 2*	*Level 3*	*Carrying value*
Cash equivalents	$455.8			$455.8
Investments	115.7*			115.7
Derivative receivables	79.6*	$94.5		174.1
Total assets at fair value	**$651.1**	**$94.5**		**$745.6**
Derivative payables		$ (7.0)		$ (7.0)
Total liabilities at fair value		**$ (7.0)**		**$ (7.0)**

* *Includes long-term investments and derivatives that hedge market driven changes in liabilities associated with the Company's supplemental benefit plans.*

- ***Non-financial assets and liabilities measured at fair value on a nonrecurring basis***

Certain assets and liabilities are measured at fair value on a nonrecurring basis; that is, the assets and liabilities are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances (e.g., when there is evidence of impairment). At December 31, 2009, no material fair value adjustments or fair value measurements were required for non-financial assets or liabilities.

- ***Certain financial assets and liabilities not measured at fair value***

At December 31, 2009, the fair value of the Company's debt obligations was estimated at $11.3 billion, compared to a carrying amount of $10.6 billion. This fair value was estimated using various pricing models or discounted cash flow analyses that incorporated quoted market prices and are similar to Level 2 inputs within the valuation hierarchy. The Company has no current plans to retire a significant amount of its debt prior to maturity. The carrying amount for both cash and equivalents and notes receivable approximate fair value.

FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES

In March 2008, the FASB issued guidance on disclosures in the Derivatives and Hedging Topic of the FASB ASC. This guidance amends and expands the previous disclosure requirements surrounding accounting for derivative instruments and hedging activities to provide more qualitative and quantitative information on how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for, and how derivative instruments and related hedged items affect an entity's financial position, financial performance and cash flows. The Company adopted the disclosure requirements as of January 1, 2009 on a prospective basis; accordingly, disclosures related to income and other comprehensive income (OCI) for prior periods have not been presented. The adoption had no impact on our consolidated financial statements, besides the additional disclosures.

The Company is exposed to global market risks, including the effect of changes in interest rates and foreign currency fluctuations. The Company uses foreign currency denominated debt and derivative instruments to mitigate the impact of these changes. The Company does not use derivatives with a level of complexity or with a risk higher than the exposures to be hedged and does not hold or issue derivatives for trading purposes.

The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking hedging transactions. The Company's derivatives that are designated as hedging instruments consist mainly of interest rate exchange agreements, forward foreign currency exchange agreements and foreign currency options. Interest rate exchange agreements are entered into to manage the interest rate risk associated with the Company's fixed and floating-rate borrowings. Forward foreign currency exchange agreements and foreign currency options are entered into to mitigate the risk that forecasted foreign currency cash flows (such as royalties denominated in foreign currencies) will be adversely affected by changes in foreign currency exchange rates. Certain foreign currency denominated debt is used, in part, to protect the value of the Company's investments in certain foreign subsidiaries and affiliates from changes in foreign currency exchange rates.

The Company also enters into certain derivatives that are not designated as hedging instruments. The Company has entered into derivative contracts to hedge market-driven changes in certain of its supplemental benefit plan liabilities. Changes in the fair value of these derivatives are recorded in selling, general & administrative expenses. In addition, the Company uses forward foreign currency exchange agreements and foreign currency exchange agreements to mitigate the change in fair value of certain foreign denominated assets and liabilities. Since these derivatives are not designated as hedging instruments, the changes in the fair value of these hedges are recognized immediately in nonoperating (income) expense together with the translation gain or loss from the hedged balance sheet position. A portion of the Company's foreign currency options (more fully described in the Cash Flow Hedging Strategy section) are undesignated as hedging instruments as the underlying foreign currency royalties are earned.

All derivative instruments designated as hedging instruments are classified as fair value, cash flow or net investment hedges. All derivatives (including those not designated as hedging instruments) are recognized on the Consolidated balance sheet at fair value and classified based on the instruments' maturity date. Changes in the fair value measurements of the derivative instruments are reflected as adjustments to OCI and/or current earnings.

The following table presents the fair values of derivative instruments included on the Consolidated balance sheet:

	Asset derivatives			***Liability derivatives***		
In millions	***Balance sheet classification***	**2009**	*2008*	***Balance sheet classification***	**2009**	*2008*
Derivatives designated as hedging instruments						
Foreign currency options	Prepaid expenses and other current assets	**$ 13.2**	$ 43.8	Accrued payroll and other liabilities	**$ —**	
Interest rate exchange agreements	Prepaid expenses and other current assets	**1.4**		Accrued payroll and other liabilities		
Forward foreign currency exchange agreements	Prepaid expenses and other current assets	**0.3**		Accrued payroll and other liabilities	**(0.1)**	$ (2.1)
Foreign currency options	Miscellaneous other assets	**5.4**	5.0	Other long-term liabilities		
Interest rate exchange agreements	Miscellaneous other assets	**67.3**	82.6	Other long-term liabilities	**(3.4)**	(3.5)
Total derivatives designated as hedging instruments		**$ 87.6**	$131.4		**$(3.5)**	$ (5.6)
Derivatives not designated as hedging instruments						
Forward foreign currency exchange agreements	Prepaid expenses and other current assets	**$ 9.3**		Accrued payroll and other liabilities	**$(5.4)**	$(20.0)
Derivatives hedging supplemental benefit plan liabilities	Miscellaneous other assets	**79.6**	$ 90.2	Other long-term liabilities		
Foreign currency exchange agreements	Miscellaneous other assets			Other long-term liabilities	**(0.5)**	
Total derivatives not designated as hedging instruments		**$ 88.9**	$ 90.2		**$(5.9)**	$(20.0)
Total derivatives[(1)]		**$176.5**	$221.6		**$(9.4)**	$(25.6)

(1) The fair value of derivatives is presented on a gross basis. Accordingly, the 2009 total asset and liability fair values do not agree with the values provided in the Fair Value Measurements note, because that disclosure reflects netting adjustments of $2.4 million.

The following table presents the pretax amounts affecting income and other comprehensive income for the year ended December 31, 2009:

In millions

Derivatives in Fair Value Hedging Relationships	(Gain) Loss Recognized in Income on Derivative	Hedged Items in Fair Value Hedge Relationships	(Gain) Loss Recognized in Income on Related Hedged Items
Interest rate exchange agreements	$ 17.3	Fixed-rate debt	$(17.3)

Derivatives in Cash Flow Hedging Relationships	(Gain) Loss Recognized in Accumulated OCI on Derivative (Effective Portion)	(Gain) Loss Reclassified from Accumulated OCI into Income (Effective Portion)	(Gain) Loss Recognized in Income on Derivative (Amount Excluded from Effectiveness Testing and Ineffective Portion)
Foreign currency options	$ 2.0	$(42.8)	$ 27.0
Interest rate exchange agreements[1]	(2.1)	(2.1)	
Forward foreign currency exchange agreements	1.4	(5.5)	—
Total	$ 1.3	$(50.4)	$ 27.0

Derivatives in Net Investment Hedging Relationships	(Gain) Loss Recognized in Accumulated OCI on Derivative (Effective Portion)
Foreign currency denominated debt	$ 51.3

Derivatives Not Designated as Hedging Instruments	(Gain) Loss Recognized in Income on Derivative
Forward foreign currency exchange agreements	$(12.4)
Derivatives hedging supplemental benefit plan liabilities[2]	(2.4)
Foreign currency options	(0.3)
Foreign currency exchange agreements	0.5
Total	$(14.6)

(Gains) losses recognized in income on derivatives are recorded in nonoperating (income) expense unless otherwise noted.

(1) The amount of (gain) loss reclassified from accumulated OCI into income is recorded in interest expense.

(2) The amount of (gain) loss recognized in income on the derivatives used to hedge the supplemental benefit plan liabilities is recorded in selling, general & administrative expenses.

▪ *Fair value hedging strategy*

The Company enters into fair value hedges to reduce the exposure to changes in the fair values of certain liabilities. The fair value hedges the Company enters into consist of interest rate exchange agreements which convert a portion of its fixed-rate debt into floating-rate debt. All of the Company's interest rate exchange agreements meet the shortcut method requirements. Accordingly, changes in the fair values of the interest rate exchange agreements are exactly offset by changes in the fair value of the underlying debt. No ineffectiveness has been recorded to net income related to interest rate exchange agreements designated as fair value hedges for the year ended December 31, 2009. A total of $2.1 billion of the Company's outstanding fixed-rate debt was effectively converted to floating-rate debt resulting from the use of interest rate exchange agreements.

▪ *Cash flow hedging strategy*

The Company enters into cash flow hedges to reduce the exposure to variability in certain expected future cash flows. The types of cash flow hedges the Company enters into include interest rate exchange agreements, forward foreign currency exchange agreements and foreign currency options.

The Company periodically uses interest rate exchange agreements to effectively convert a portion of floating-rate debt into fixed-rate debt, and the agreements are designed to reduce the impact of interest rate changes on future interest expense. At December 31, 2009, none of the Company's outstanding floating-rate debt was effectively converted to fixed-rate debt resulting from the use of interest rate exchange agreements.

To protect against the reduction in value of forecasted foreign currency cash flows (such as royalties denominated in foreign currencies), the Company uses forward foreign currency exchange agreements and foreign currency options to hedge a portion of anticipated exposures.

When the U.S. dollar strengthens against foreign currencies, the decline in present value of future foreign denominated royalties is offset by gains in the fair value of the forward foreign currency exchange agreements and/or foreign currency options. Conversely, when the U.S. dollar weakens, the increase in the present value of future foreign denominated royalties is offset by losses in the fair value of the forward foreign currency exchange agreements and/or foreign currency options.

Although the fair value changes in the foreign currency options may fluctuate over the period of the contract, the Company's total loss on a foreign currency option is limited to the upfront premium paid for the contract. However, the potential gains on a foreign currency option are unlimited as the settlement value of the contract is based upon the difference between the exchange rate at inception of the contract and the spot exchange rate at maturity. In limited situations, the Company uses foreign currency option collars, which limit the potential gains and lower the upfront premium paid, to protect against currency movements.

The hedges typically cover the next 12-15 months for certain exposures and are denominated in various currencies. As of December 31, 2009, the Company had derivatives outstanding with an equivalent notional amount of $608.4 million that were used to hedge a portion of forecasted foreign currency denominated royalties.

The Company excludes the time value of foreign currency options, as well as the discount or premium points on forward foreign currency exchange agreements from its effectiveness assessment on its cash flow hedges. As a result, changes in the fair value of the derivatives due to these components, as well as the ineffectiveness of the hedges, are recognized in earnings currently. The effective portion of the gains or losses on the derivatives is reported in the deferred hedging adjustment component of accumulated other comprehensive income in shareholders' equity and reclassified into earnings in the same period or periods in which the hedged transaction affects earnings.

The Company recorded after-tax adjustments related to cash flow hedges to the deferred hedging adjustment component of accumulated other comprehensive income in shareholders' equity. The Company recorded a net decrease of $31.5 million for the year ended December 31, 2009 and net increases of $47.3 million and $8.5 million for the years ended December 31, 2008 and 2007, respectively. Based on interest rates and foreign currency exchange rates at December 31, 2009, no material amount of the $16.5 million in cumulative deferred hedging gains at December 31, 2009, will be recognized in earnings over the next 12 months as the underlying hedged transactions are realized.

- ***Hedge of net investment in foreign operations strategy***

The Company uses foreign currency denominated debt to hedge its investments in certain foreign subsidiaries and affiliates. Realized and unrealized translation adjustments from these hedges are included in shareholders' equity in the foreign currency translation component of accumulated other comprehensive income and offset translation adjustments on the underlying net assets of foreign subsidiaries and affiliates, which also are recorded in accumulated other comprehensive income. As of December 31, 2009, a total of $3.2 billion of the Company's outstanding foreign currency denominated debt was designated to hedge investments in certain foreign subsidiaries and affiliates.

- ***Credit risk***

The Company is exposed to credit-related losses in the event of non-performance by the counterparties to its hedging instruments. The counterparties to these agreements consist of a diverse group of financial institutions. The Company continually monitors its positions and the credit ratings of its counterparties and adjusts positions as appropriate. The Company did not have significant exposure to any individual counterparty at December 31, 2009 and has master agreements that contain netting arrangements. Some of these agreements also require each party to post collateral if credit ratings fall below, or aggregate exposures exceed, certain contractual limits. At December 31, 2009, neither the Company nor its counterparties were required to post collateral on any derivative position, other than on hedges of certain of the Company's supplemental benefit plan liabilities where our counterparty was required to post collateral on its liability positions.

INCOME TAX UNCERTAINTIES

In 2006, the FASB issued guidance on accounting for uncertainty in income taxes, codified primarily in the Income Taxes Topic of the FASB ASC. This guidance clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. The guidance also covers derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company adopted the guidance effective January 1, 2007, as required. As a result of the implementation, the Company recorded a $20.1 million cumulative adjustment to increase the January 1, 2007 balance of retained earnings. The guidance requires that a liability associated with an unrecognized tax benefit be classified as a long-term liability except for the amount for which cash payment is anticipated within one year. Upon adoption of the guidance, $338.7 million of net tax liabilities were reclassified from current to long-term.

The Company, like other multi-national companies, is regularly audited by federal, state and foreign tax authorities, and tax assessments may arise several years after tax returns have been filed. Beginning in 2007, tax liabilities are recorded when, in management's judgment, a tax position does not meet the more likely than not threshold for recognition as prescribed by the guidance. For tax positions that meet the more likely than not threshold, a tax liability may be recorded depending on management's assessment of how the tax position will ultimately be settled.

The Company records interest on unrecognized tax benefits in the provision for income taxes.

PER COMMON SHARE INFORMATION

Diluted net income per common share is calculated using net income divided by diluted weighted-average shares. Diluted weighted-average shares include weighted-average shares outstanding plus the dilutive effect of share-based compensation calculated using the treasury stock method, of (in millions of shares): 2009–15.2; 2008–19.4; 2007–23.5. Stock options that were not included in diluted weighted-average shares because they would have been antidilutive were (in millions of shares): 2009–0.7; 2008–0.6; 2007–0.7.

The Company has elected to exclude the pro forma deferred tax asset associated with share-based compensation in net income per share.

STATEMENT OF CASH FLOWS

The Company considers short-term, highly liquid investments with an original maturity of 90 days or less to be cash equivalents.

SABBATICAL LEAVE

In certain countries, eligible employees are entitled to take a paid sabbatical after a predetermined period of service. In 2006, the FASB issued guidance on accounting for sabbatical leave, codified in the Compensation – General Topic of the FASB ASC. Under this guidance, compensation costs associated with a sabbatical should be accrued over the requisite service period, assuming certain conditions are met. The Company adopted the guidance effective January 1, 2007, as required and accordingly, recorded a $36.1 million cumulative adjustment, net of tax, to decrease beginning retained earnings in the first quarter 2007. The annual impact to earnings is not significant.

SUBSEQUENT EVENTS

In May 2009, the FASB issued guidance on subsequent events, codified in the Subsequent Events Topic of the FASB ASC. This guidance sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements. The guidance also indicates the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, as well as the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. The Company adopted this guidance beginning in the second quarter 2009. The adoption had no impact on our consolidated financial statements, besides the additional disclosure.

The Company evaluated subsequent events through the date the financial statements were issued and filed with the Securities and Exchange Commission, which was February 26, 2010. There were no subsequent events that required recognition or disclosure.

Property and Equipment

Net property and equipment consisted of:

In millions	*December 31,* ***2009***	*2008*
Land	**$ 5,048.3**	$ 4,689.6
Buildings and improvements on owned land	**12,119.0**	10,952.3
Buildings and improvements on leased land	**11,347.9**	10,788.6
Equipment, signs and seating	**4,422.9**	4,205.1
Other	**502.4**	516.8
	33,440.5	31,152.4
Accumulated depreciation and amortization	**(11,909.0)**	(10,897.9)
Net property and equipment	**$ 21,531.5**	$ 20,254.5

Depreciation and amortization expense related to continuing operations was (in millions): 2009–$1,160.8; 2008–$1,161.6; 2007–$1,145.0.

Discontinued Operations

The Company previously operated Boston Market in the U.S., which it sold in August 2007. As a result of the disposal, Boston Market's results of operations and transaction gain are reflected as discontinued operations. In connection with the sale, the Company received proceeds of approximately $250 million and recorded a gain of $68.6 million after tax. In addition, Boston Market's net loss for 2007 was $8.5 million. Boston Market's results of operations for 2007 (exclusive of the transaction gains), which previously were included in Other Countries & Corporate, consisted of $444.1 million of revenues and a pretax loss of $17.0 million.

Latam Transaction

In August 2007, the Company completed the sale of its businesses in Brazil, Argentina, Mexico, Puerto Rico, Venezuela and 13 other countries in Latin America and the Caribbean, which totaled 1,571 restaurants, to a developmental licensee organization. The Company refers to these markets as "Latam". Based on approval by the Company's Board of Directors on April 17, 2007, the Company concluded Latam was "held for sale" as of that date in accordance with guidance on the impairment or disposal of long-lived assets. As a result, the Company recorded an impairment charge of $1.7 billion in 2007, substantially all of which was noncash. The total charges for the full year included $895.8 million for the difference between the net book value of the Latam business and approximately $675 million in cash proceeds received. This loss in value was primarily due to a historically difficult economic environment coupled with volatility experienced in many of the markets included in this transaction. The charges also included historical foreign currency translation losses of $769.5 million recorded in shareholders' equity. The Company recorded a tax benefit of $62.0 million in connection with this transaction. The tax benefit was minimal in 2007 due to the Company's inability to utilize most of the capital losses generated by this transaction. As a result of meeting the "held for sale" criteria, the Company ceased recording depreciation expense with respect to Latam effective April 17, 2007. In connection with the sale, the Company agreed to indemnify the buyers for certain tax and other claims, certain of which are reflected on McDonald's Consolidated balance sheet. (2009: other long-term liabilities–$71.8 million; accrued payroll and other liabilities–$25.3 million; 2008: other long-term liabilities–$141.8 million). The change in the total balance was primarily a result of the resolution of certain of these liabilities as well as the impact of foreign currency translation. The Company mitigates the currency impact to income of these foreign currency denominated liabilities through the use of forward foreign exchange agreements.

The buyers of the Company's operations in Latam entered into a 20-year master franchise agreement that requires the buyers, among other obligations to (i) pay monthly royalties commencing at a rate of approximately 5% of gross sales of the restaurants in these markets, substantially consistent with market rates for similar license arrangements; (ii) commit to adding approximately 150 new McDonald's restaurants by the end of 2010 and pay an initial fee for each new restaurant opened; and (iii) commit to specified annual capital expenditures for existing restaurants.

Impairment and Other Charges (Credits), Net

In millions, except per share data	**2009**	*2008*	*2007*
Europe	**$ 4.3**	$6.0	$ (10.7)
APMEA	**(0.2)**		
Other Countries & Corporate	**(65.2)**		1,681.0
Total	**$(61.1)**	$6.0	$1,670.3
After tax[1]	**$(91.4)**	$3.5	$1,606.0
Income from continuing operations per common share—diluted	**$ (.08)**	$.01	$ 1.32

(1) *Certain items were not tax affected.*

In 2009, the Company recorded pretax income of $65.2 million related primarily to the resolution of certain liabilities retained in connection with the 2007 Latam transaction. The Company also recognized a tax benefit in 2009 in connection with this income, mainly related to the release of a tax valuation allowance.

In 2007, the Company recorded $1.7 billion of pretax impairment charges related to the Company's sale of its Latam businesses to a developmental licensee organization.

Other Operating (Income) Expense, Net

In millions	**2009**	*2008*	*2007*
Gains on sales of restaurant businesses	**$(113.3)**	$(126.5)	$ (88.9)
Equity in earnings of unconsolidated affiliates	**(167.8)**	(110.7)	(115.6)
Asset dispositions and other expense	**58.8**	72.0	193.4
Total	**$(222.3)**	$(165.2)	$ (11.1)

- ***Gains on sales of restaurant businesses***

Gains on sales of restaurant businesses include gains from sales of Company-operated restaurants as well as gains from exercises of purchase options by franchisees with business facilities lease arrangements (arrangements where the Company leases the businesses, including equipment, to franchisees who generally have options to purchase the businesses). The Company's purchases and sales of businesses with its franchisees are aimed at achieving an optimal ownership mix in each market. Resulting gains or losses are recorded in operating income because the transactions are a recurring part of our business.

- ***Equity in earnings of unconsolidated affiliates***

Unconsolidated affiliates and partnerships are businesses in which the Company actively participates but does not control. The Company records equity in earnings from these entities representing McDonald's share of results. For foreign affiliated markets – primarily Japan – results are reported after interest expense and income taxes. McDonald's share of results for partnerships in certain consolidated markets such as the U.S. are reported before income taxes. These partnership restaurants are operated under conventional franchise arrangements and, therefore, are classified as conventional franchised restaurants.

- ***Asset dispositions and other expense***

Asset dispositions and other expense consists of gains or losses on excess property and other asset dispositions, provisions for store closings, uncollectible receivables and other miscellaneous income and expenses.

Gain on Sale of Investment

In 2009, the Company sold its minority ownership interest in Redbox Automated Retail, LLC to Coinstar, Inc., the majority owner, for total consideration of $139.8 million. In connection with the sale, in first quarter, the Company received initial consideration valued at $51.6 million consisting of 1.5 million shares of Coinstar common stock at an agreed to value of $41.6 million and $10 million in cash with the balance of the purchase price deferred. In subsequent quarters, the Company sold all of its holdings in the Coinstar common stock for $46.8 million and received $88.2 million in cash from Coinstar as final consideration. As a result of the transaction, the Company recognized a nonoperating pretax gain of $94.9 million (after tax–$58.8 million or $0.05 per share).

In second quarter 2008, the Company sold its minority ownership interest in U.K.-based Pret A Manger. In connection with the sale, the Company received cash proceeds of $229.4 million and recognized a nonoperating pretax gain of $160.1 million (after tax–$109.0 million or $0.09 per share).

Contingencies

From time to time, the Company is subject to proceedings, lawsuits and other claims related to competitors, customers, employees, franchisees, government agencies, intellectual property, shareholders and suppliers. The Company is required to assess the likelihood of any adverse judgments or outcomes to these matters as well as potential ranges of probable losses. A determination of the amount of accrual required, if any, for these contingencies is made after careful analysis of each matter. The required accrual may change in the future due to new developments in each matter or changes in approach such as a change in settlement strategy in dealing with these matters. The Company does not believe that any such matter currently being reviewed will have a material adverse effect on its financial condition or results of operations.

Franchise Arrangements

Conventional franchise arrangements generally include a lease and a license and provide for payment of initial fees, as well as continuing rent and royalties to the Company based upon a percent of sales with minimum rent payments that parallel the Company's underlying leases and escalations (on properties that are leased). Under this arrangement, franchisees are granted the right to operate a restaurant using the McDonald's System and, in most cases, the use of a restaurant facility, generally for a period of 20 years. These franchisees pay related occupancy costs including property taxes, insurance and maintenance. Affiliates and developmental licensees operating under license agreements pay a royalty to the Company based upon a percent of sales, and may pay initial fees.

The results of operations of restaurant businesses purchased and sold in transactions with franchisees were not material to the consolidated financial statements for periods prior to purchase and sale.

Revenues from franchised restaurants consisted of:

In millions	**2009**	*2008*	*2007*
Rents	**$4,841.0**	$4,612.8	$4,177.2
Royalties	**2,379.8**	2,275.7	1,941.1
Initial fees	**65.4**	73.0	57.3
Revenues from franchised restaurants	**$7,286.2**	$6,961.5	$6,175.6

Future minimum rent payments due to the Company under existing franchise arrangements are:

In millions	*Owned sites*	*Leased sites*	*Total*
2010	$ 1,218.1	$ 1,076.0	$ 2,294.1
2011	1,177.3	1,042.9	2,220.2
2012	1,144.5	1,011.5	2,156.0
2013	1,105.1	972.4	2,077.5
2014	1,062.1	924.8	1,986.9
Thereafter	8,495.8	6,782.5	15,278.3
Total minimum payments	$14,202.9	$11,810.1	$26,013.0

At December 31, 2009, net property and equipment under franchise arrangements totaled $13.1 billion (including land of $3.8 billion) after deducting accumulated depreciation and amortization of $6.5 billion.

Leasing Arrangements

At December 31, 2009, the Company was the lessee at 13,858 restaurant locations through ground leases (the Company leases the land and the Company or franchisee owns the building) and through improved leases (the Company leases land and buildings). Lease terms for most restaurants are generally for 20 years and, in many cases, provide for rent escalations and renewal options, with certain leases providing purchase options. Escalation terms vary by geographic segment with examples including fixed-rent escalations, escalations based on an inflation index, and fair-value market adjustments. The timing of these escalations generally ranges from annually to every five years. For most locations, the Company is obligated for the related occupancy costs including property taxes, insurance and maintenance; however, for franchised sites, the Company requires the franchisees to pay these costs. In addition, the Company is the lessee under noncancelable leases covering certain offices and vehicles.

Future minimum payments required under existing operating leases with initial terms of one year or more are:

In millions	*Restaurant*	*Other*	*Total*
2010	$ 1,064.7	$ 54.7	$ 1,119.4
2011	1,002.4	44.1	1,046.5
2012	928.1	35.3	963.4
2013	859.8	25.6	885.4
2014	783.9	22.0	805.9
Thereafter	5,794.5	102.4	5,896.9
Total minimum payments	$10,433.4	$284.1	$10,717.5

The following table provides detail of rent expense:

In millions	**2009**	*2008*	*2007*
Company-operated restaurants:			
U.S.	**$ 65.2**	$ 73.7	$ 82.0
Outside the U.S.	**506.9**	532.0	533.9
Total	**572.1**	605.7	615.9
Franchised restaurants:			
U.S.	**393.9**	374.7	358.4
Outside the U.S.	**431.4**	409.4	364.5
Total	**825.3**	784.1	722.9
Other	**98.9**	101.8	98.5
Total rent expense	**$1,496.3**	$1,491.6	$1,437.3

Rent expense included percent rents in excess of minimum rents (in millions) as follows–Company-operated restaurants: 2009–$129.6; 2008–$130.2; 2007–$118.3. Franchised restaurants: 2009–$154.7; 2008–$143.5; 2007–$136.1.

Income Taxes

Income from continuing operations before provision for income taxes, classified by source of income, was as follows:

In millions	**2009**	*2008*	*2007*
U.S.	**$2,700.4**	$2,769.4	$2,455.0
Outside the U.S.	**3,786.6**	3,388.6	1,117.1
Income from continuing operations before provision for income taxes	**$6,487.0**	$6,158.0	$3,572.1

The provision for income taxes, classified by the timing and location of payment, was as follows:

In millions	**2009**	*2008*	*2007*
U.S. federal	**$ 792.0**	$ 808.4	$ 480.8
U.S. state	**152.1**	134.7	84.9
Outside the U.S.	**788.9**	800.2	710.5
Current tax provision	**1,733.0**	1,743.3	1,276.2
U.S. federal	**186.9**	75.6	(14.3)
U.S. state	**8.6**	28.7	10.0
Outside the U.S.	**7.5**	(2.8)	(34.8)
Deferred tax provision (benefit)	**203.0**	101.5	(39.1)
Provision for income taxes	**$1,936.0**	$1,844.8	$1,237.1

Net deferred tax liabilities consisted of:

In millions	December 31, **2009**	2008
Property and equipment	**$ 1,609.4**	$ 1,587.5
Other	**419.1**	308.1
Total deferred tax liabilities	**2,028.5**	1,895.6
Property and equipment	**(287.7)**	(243.4)
Employee benefit plans	**(311.0)**	(300.9)
Intangible assets	**(289.3)**	(227.8)
Deferred foreign tax credits	**(152.8)**	(131.1)
Capital loss carryforwards	**(50.9)**	(161.9)
Operating loss carryforwards	**(65.7)**	(70.9)
Indemnification liabilities	**(43.5)**	(49.6)
Other	**(334.3)**	(462.3)
Total deferred tax assets before valuation allowance	**(1,535.2)**	(1,647.9)
Valuation allowance	**118.1**	199.7
Net deferred tax liabilities	**$ 611.4**	$ 447.4
Balance sheet presentation:		
Deferred income taxes	**$ 1,278.9**	$ 944.9
Other assets–miscellaneous	**(541.2)**	(417.4)
Current assets–prepaid expenses and other current assets	**(126.3)**	(80.1)
Net deferred tax liabilities	**$ 611.4**	$ 447.4

The statutory U.S. federal income tax rate reconciles to the effective income tax rates as follows:

	2009	2008	2007
Statutory U.S. federal income tax rate	**35.0%**	35.0%	35.0%
State income taxes, net of related federal income tax benefit	**1.6**	1.8	2.3
Benefits and taxes related to foreign operations	**(6.3)**	(6.4)	(7.5)
Completion of federal tax audit			(8.9)
Latam transaction			14.3
Other, net	**(0.5)**	(0.4)	(0.6)
Effective income tax rates	**29.8%**	30.0%	34.6%

As of December 31, 2009 and 2008, the Company's gross unrecognized tax benefits totaled $492.0 million and $272.5 million, respectively. After considering the deferred tax accounting impact, it is expected that about $330 million of the total as of December 31, 2009 would favorably affect the effective tax rate if resolved in the Company's favor.

The following table presents a reconciliation of the beginning and ending amounts of unrecognized tax benefits:

In millions	**2009**	2008
Balance at January 1	**$272.5**	$249.7
Decreases for positions taken in prior years	**(16.4)**	(21.8)
Increases for positions taken in prior years	**21.8**	25.0
Increases for positions related to the current year		
Increases with deferred tax offset	**83.9**	7.7
Other increases	**178.0**	58.2
Settlements with taxing authorities	**(20.8)**	(39.5)
Lapsing of statutes of limitations	**(27.0)**	(6.8)
Balance at December 31[(1)(2)]	**$492.0**	$272.5

(1) This balance is before consideration of the deferred tax accounting offsets.

(2) Of the 2009 balance, $285.6 million is included in other long-term liabilities and $206.4 million is included in deferred income taxes on the Consolidated balance sheet. The 2008 balance is included in other long-term liabilities on the Consolidated balance sheet.

It is reasonably possible that the total amount of unrecognized tax benefits could decrease within the next 12 months by $40 million to $90 million. This decrease would result from the expiration of the statute of limitations and the completion of tax audits in multiple tax jurisdictions.

The Company is generally no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for years prior to 2003.

The continuing practice of the Company is to recognize interest and penalties related to income tax matters in the provision for income taxes. The Company had $18.7 million and $24.1 million accrued for interest at December 31, 2009 and 2008, respectively, and no accrual for penalties in either year. The Company recorded interest expense related to tax matters of $1.5 million in 2009 and $13.7 million in 2008 and interest income related to tax matters of $34.9 million in 2007, and no expense for penalties in any of the three years.

Deferred U.S. income taxes have not been recorded for temporary differences related to investments in certain foreign subsidiaries and corporate joint ventures. These temporary differences were approximately $9.2 billion at December 31, 2009 and consisted primarily of undistributed earnings considered permanently invested in operations outside the U.S. Determination of the deferred income tax liability on these unremitted earnings is not practicable because such liability, if any, is dependent on circumstances existing if and when remittance occurs.

Segment and Geographic Information

The Company operates in the food service industry and manages its business as distinct geographic segments. All intercompany revenues and expenses are eliminated in computing revenues and operating income. Corporate general & administrative expenses are included in Other Countries & Corporate and consist of home office support costs in areas such as facilities, finance, human resources, information technology, legal, marketing, restaurant operations, supply chain and training. Corporate assets include corporate cash and equivalents, asset portions of financial instruments and home office facilities.

In millions	***2009***	*2008*	*2007*
U.S.	**$ 7,943.8**	$ 8,078.3	$ 7,905.5
Europe	**9,273.8**	9,922.9	8,926.2
APMEA	**4,337.0**	4,230.8	3,598.9
Other Countries & Corporate	**1,190.1**	1,290.4	2,356.0
Total revenues	**$22,744.7**	$23,522.4	$22,786.6
U.S.	**$ 3,231.7**	$ 3,059.7	$ 2,841.9
Europe	**2,588.1**	2,608.0	2,125.4
APMEA	**989.5**	818.8	616.3
Other Countries & Corporate	**31.7**(1)	(43.6)	(1,704.6)(2)
Total operating income	**$ 6,841.0**	$ 6,442.9	$ 3,879.0
U.S.	**$10,429.3**	$10,356.7	$10,031.8
Europe	**11,494.4**	10,532.7	11,380.4
APMEA	**4,409.0**	4,074.6	4,145.3
Other Countries & Corporate	**3,892.2**	3,497.5	3,834.2
Total assets	**$30,224.9**	$28,461.5	$29,391.7
U.S.	**$ 659.4**	$ 837.4	$ 805.1
Europe	**859.3**	864.1	687.4
APMEA	**354.6**	360.6	302.8
Other Countries & Corporate	**78.8**	73.6	97.3
Businesses held for sale			43.7
Discontinued operations			10.3
Total capital expenditures	**$ 1,952.1**	$ 2,135.7	$ 1,946.6
U.S.	**$ 423.8**	$ 400.9	$ 402.7
Europe	**483.2**	506.3	473.3
APMEA	**202.9**	193.4	178.1
Other Countries & Corporate	**106.3**	107.2	112.6
Businesses held for sale			26.1
Discontinued operations			21.3
Total depreciation and amortization	**$ 1,216.2**	$ 1,207.8	$ 1,214.1

(1) Includes $65.2 million of pretax income recorded in Impairment and other charges (credits), net related primarily to the resolution of certain liabilities retained in connection with the 2007 Latam transaction.

(2) Includes $1.7 billion of pretax impairment charges related to the Company's sale of its Latam businesses to a developmental licensee organization.

Total long-lived assets, primarily property and equipment, were (in millions) – Consolidated: 2009–$25,896.1; 2008–$24,385.8; 2007–$25,186.9. U.S. based: 2009–$10,376.4; 2008–$10,389.7; 2007–$10,043.7.

Debt Financing

LINE OF CREDIT AGREEMENTS

At December 31, 2009, the Company had a $1.3 billion line of credit agreement expiring in 2012 with fees of 0.05% per annum on the total commitment, which remained unused. Fees and interest rates on this line are based on the Company's long-term credit rating assigned by Moody's and Standard & Poor's. In addition, certain subsidiaries outside the U.S. had unused lines of credit totaling $913.4 million at December 31, 2009; these uncommitted lines of credit were principally short-term and denominated in various currencies at local market rates of interest.

The weighted-average interest rate of short-term borrowings was 4.1% at December 31, 2009 (based on $598.7 million of foreign currency bank line borrowings) and 4.7% at December 31, 2008 (based on $232.1 million of commercial paper and $625.4 million of foreign currency bank line borrowings).

FAIR VALUES

At December 31, 2009, the fair value of the Company's debt obligations was estimated at $11.3 billion, compared to a carrying amount of $10.6 billion. This fair value was estimated using various pricing models or discounted cash flow analyses that incorporated quoted market prices and are similar to Level 2 inputs within the valuation hierarchy as defined in the fair value guidance. The Company has no current plans to retire a significant amount of its debt prior to maturity.

DEBT OBLIGATIONS

The Company has incurred debt obligations principally through public and private offerings and bank loans. There are no provisions in the Company's debt obligations that would accelerate repayment of debt as a result of a change in credit ratings or a material adverse change in the Company's business. Certain of the Company's debt obligations contain cross-acceleration provisions, and restrictions on Company and subsidiary mortgages and the long-term debt of certain subsidiaries. Under certain agreements, the Company has the option to retire debt prior to maturity, either at par or at a premium over par.

The following table summarizes the Company's debt obligations. (Interest rates and debt amounts reflected in the table include the effects of interest rate exchange agreements.)

In millions of U.S. Dollars	Maturity dates	Interest rates(1) December 31 2009	Interest rates(1) December 31 2008	Amounts outstanding December 31 2009	Amounts outstanding December 31 2008
Fixed		**5.6%**	5.6%	**$ 4,677.6**	$ 4,726.1
Floating		**2.9**	2.3	**1,300.0**	857.1
Total U.S. Dollars	2010-2039			**5,977.6**	5,583.2
Fixed		**4.8**	5.0	**932.6**	704.1
Floating		**1.8**	5.2	**683.9**	829.4
Total Euro	2010-2016			**1,616.5**	1,533.5
Fixed		**6.0**	6.0	**726.2**	654.9
Floating			3.6		2.0
Total British Pounds Sterling	2020-2032			**726.2**	656.9
Fixed		**2.0**	2.2	**488.6**	720.1
Floating		**1.0**	1.6	**537.0**	440.2
Total Japanese Yen	2010-2030			**1,025.6**	1,160.3
Fixed		**2.7**	2.8	**359.6**	453.8
Floating		**3.8**	5.6	**793.3**	722.5
Total other currencies(2)	2010-2021			**1,152.9**	1,176.3
Debt obligations before fair value adjustments(3)				**10,498.8**	10,110.2
Fair value adjustments(4)				**79.6**	107.6
Total debt obligations(5)				**$10,578.4**	$10,217.8

(1) *Weighted-average effective rate, computed on a semi-annual basis.*

(2) *Primarily consists of Swiss Francs, Chinese Renminbi, South Korean Won, and Singapore Dollars.*

(3) *Aggregate maturities for 2009 debt balances, before fair value adjustments, were as follows (in millions): 2010–$18.1; 2011–$613.2; 2012–$2,188.4; 2013–$657.7; 2014–$459.4; Thereafter–$6,562.0. These amounts include a reclassification of short-term obligations totaling $1.2 billion to long-term obligations as they are supported by a long-term line of credit agreement expiring in 2012.*

(4) *The Derivatives and Hedging Topic of the FASB ASC requires that the carrying value of underlying items in fair value hedges, in this case debt obligations, be adjusted for fair value changes to the extent they are attributable to the risk designated as being hedged. The related hedging instrument is also recorded at fair value in prepaid expenses and other current assets, miscellaneous other assets or other long-term liabilities on the Consolidated balance sheet. A portion ($14.4 million) of the adjustments at December 31, 2009 related to interest rate exchange agreements that were terminated in December 2002 and will amortize as a reduction of interest expense over the remaining life of the debt.*

(5) *Includes notes payable, current maturities of long-term debt and long-term debt included on the Consolidated balance sheet. The increase in debt obligations from December 31, 2008 to December 31, 2009 was due to (in millions): net issuances ($219.3), changes in exchange rates on foreign currency denominated debt ($128.3) and other changes related primarily to the consolidation of Norway ($41.0), partly offset by noncash fair value hedging adjustments ($28.0).*

ESOP LOANS

Borrowings related to the leveraged Employee Stock Ownership Plan (ESOP) at December 31, 2009, which include $55.7 million of loans from the Company to the ESOP, are reflected as debt with a corresponding reduction of shareholders' equity (additional paid-in capital included a balance of $48.4 million and $56.4 million at December 31, 2009 and 2008, respectively). The ESOP is repaying the loans and interest through 2018 using Company contributions and dividends from its McDonald's common stock holdings. As the principal amount of the borrowings is repaid, the debt and the unearned ESOP compensation (additional paid-in capital) are reduced.

Employee Benefit Plans

The Company's Profit Sharing and Savings Plan for U.S.-based employees includes a 401(k) feature, an ESOP feature, and a discretionary employer profit sharing match. The 401(k) feature allows participants to make pretax contributions that are partly matched from shares released under the ESOP. The Profit Sharing and Savings Plan also provides for a discretionary employer profit sharing match after the end of the year for those participants eligible to share in the match who have contributed to the 401(k) feature.

All current account balances and future contributions and related earnings can be invested in several investment alternatives as well as McDonald's common stock in accordance with each participant's elections. Participants' future contributions to the 401(k) feature and the discretionary employer matching contribution feature are limited to 20% investment in McDonald's common stock. Participants may choose to make separate investment choices for current account balances and for future contributions.

The Company also maintains certain supplemental benefit plans that allow participants to (i) make tax-deferred contributions and (ii) receive Company-provided allocations that cannot be made under the Profit Sharing and Savings Plan because of Internal Revenue Service limitations. The investment alternatives and returns are based on certain market-rate investment alternatives under the Profit Sharing and Savings Plan. Total liabilities were $397.3 million at December 31, 2009 and $389.7 million at December 31, 2008 and were primarily included in other long-term liabilities on the Consolidated balance sheet.

The Company has entered into derivative contracts to hedge market-driven changes in certain of the liabilities. At December 31, 2009, derivatives with a fair value of $79.6 million indexed to the Company's stock as well as an investment totaling $74.5 million indexed to certain market indices were included in miscellaneous other assets on the Consolidated balance sheet. All changes in liabilities for these nonqualified plans and in the fair value of the derivatives are recorded in selling, general & administrative expenses. Changes in fair value of the derivatives indexed to the Company's stock are recorded in income because the contracts provide the counterparty with a choice to settle in cash or shares.

Total U.S. costs for the Profit Sharing and Savings Plan, including nonqualified benefits and related hedging activities, were (in millions): 2009–$51.3; 2008–$61.2; 2007–$57.6. Certain subsidiaries outside the U.S. also offer profit sharing, stock purchase or other similar benefit plans. Total plan costs outside the U.S. were (in millions): 2009–$45.2; 2008–$55.4; 2007–$62.7.

The total combined liabilities for international retirement plans were $183.7 million and $131.1 million at December 31, 2009 and 2008, respectively, primarily in the U.K. and Canada.

Other postretirement benefits and postemployment benefits were immaterial.

Share-based Compensation

The Company maintains a share-based compensation plan which authorizes the granting of various equity-based incentives including stock options and restricted stock units (RSUs) to employees and nonemployee directors. The number of shares of common stock reserved for issuance under the plans was 85.9 million at December 31, 2009, including 35.3 million available for future grants.

STOCK OPTIONS

Stock options to purchase common stock are granted with an exercise price equal to the closing market price of the Company's stock on the date of grant. Substantially all of the options become exercisable in four equal installments, beginning a year from the date of the grant, and generally expire 10 years from the grant date. Options granted between May 1, 1999 and December 31, 2000 (approximately 10 million options outstanding at December 31, 2009) expire 13 years from the date of grant.

Intrinsic value for stock options is defined as the difference between the current market value and the exercise price. During 2009, 2008 and 2007, the total intrinsic value of stock options exercised was $302.5 million, $549.5 million and $815.3 million, respectively. Cash received from stock options exercised during 2009 was $332.1 million and the actual tax benefit realized for tax deductions from stock options exercised totaled $86.0 million. The Company uses treasury shares purchased under the Company's share repurchase program to satisfy share-based exercises.

A summary of the status of the Company's stock option grants as of December 31, 2009, 2008 and 2007, and changes during the years then ended, is presented in the following table:

	2009				2008		2007	
Options	*Shares in millions*	*Weighted-average exercise price*	*Weighted-average remaining contractual life in years*	*Aggregate intrinsic value in millions*	*Shares in millions*	*Weighted-average exercise price*	*Shares in millions*	*Weighted-average exercise price*
Outstanding at beginning of year	**53.4**	**$34.88**			67.5	$31.85	101.9	$30.03
Granted	**5.6**	**56.94**			5.3	56.55	5.7	45.02
Exercised	**(10.7)**	**31.17**			(18.7)	29.97	(38.4)	28.89
Forfeited/expired	**(0.5)**	**47.22**			(0.7)	37.53	(1.7)	33.63
Outstanding at end of year	**47.8**	**$38.16**	**5.06**	**$1,161.1**	53.4	$34.88	67.5	$31.85
Exercisable at end of year	**35.4**	**$33.06**	**3.96**	**$1,038.8**	40.8		52.6	

RSUs

RSUs generally vest 100% on the third anniversary of the grant and are payable in either shares of McDonald's common stock or cash, at the Company's discretion. Certain executives have been awarded RSUs that vest based on Company performance. The fair value of each RSU granted is equal to the market price of the Company's stock at date of grant less the present value of expected dividends over the vesting period.

A summary of the Company's RSU activity during the years ended December 31, 2009, 2008 and 2007 is presented in the following table:

	2009		2008		2007	
RSUs	*Shares in millions*	*Weighted-average grant date fair value*	*Shares in millions*	*Weighted-average grant date fair value*	*Shares in millions*	*Weighted-average grant date fair value*
Nonvested at beginning of year	**3.0**	**$40.88**	3.4	$35.94	2.6	$33.00
Granted	**0.9**	**50.34**	0.8	51.10	1.2	41.73
Vested	**(1.0)**	**34.56**	(1.1)	30.38	(0.2)	32.78
Forfeited	**(0.1)**	**43.87**	(0.1)	40.41	(0.2)	35.97
Nonvested at end of year	**2.8**	**$46.33**	3.0	$40.88	3.4	$35.94

The Company realized tax deductions of $7.3 million from RSUs vested during 2009. The total fair value of RSUs vested during 2009, 2008 and 2007 was $59.9 million, $56.4 million and $12.6 million, respectively.

Quarterly Results (Unaudited)

In millions, except per share data	Quarters ended December 31		Quarters ended September 30		Quarters ended June 30		Quarters ended March 31	
	2009	2008	**2009**	2008	**2009**	2008	**2009**	2008
Revenues								
Sales by Company-operated restaurants	**$4,030.0**	$3,855.0	**$4,093.6**	$4,411.1	**$3,850.2**	$4,296.0	**$3,484.7**	$3,998.8
Revenues from franchised restaurants	**1,943.4**	1,710.0	**1,953.1**	1,856.2	**1,797.0**	1,779.3	**1,592.7**	1,616.0
Total revenues	**5,973.4**	5,565.0	**6,046.7**	6,267.3	**5,647.2**	6,075.3	**5,077.4**	5,614.8
Company-operated margin	**758.4**	664.1	**793.8**	823.9	**690.9**	760.8	**564.2**	659.2
Franchised margin	**1,595.0**	1,411.7	**1,614.5**	1,539.3	**1,479.0**	1,464.0	**1,296.0**	1,316.2
Operating income	**1,826.3**(1)	1,502.2	**1,932.8**	1,823.7	**1,681.5**	1,654.2	**1,400.4**	1,462.8
Net income	**$1,216.8**(1)	$ 985.3	**$1,261.0**	$1,191.3	**$1,093.7**(2)	$1,190.5(3)	**$ 979.5**(4)	$ 946.1
Net income per common share—basic:	**$ 1.13**(1)	$ 0.88	**$ 1.16**	$ 1.07	**$ 1.00**(2)	$ 1.05(3)	**$ 0.88**(4)	$ 0.83
Net income per common share—diluted:	**$ 1.11**(1)	$ 0.87	**$ 1.15**	$ 1.05	**$ 0.98**(2)	$ 1.04(3)	**$ 0.87**(4)	$ 0.81
Dividends declared per common share			**$ 1.05**(5)	$ 0.875(6)	**$ 0.50**	$ 0.375	**$ 0.50**	$ 0.375
Weighted-average common shares—basic	**1,078.0**	1,115.4	**1,084.5**	1,116.6	**1,097.3**	1,128.9	**1,109.6**	1,145.6
Weighted-average common shares—diluted	**1,093.1**	1,131.6	**1,098.2**	1,136.0	**1,111.4**	1,148.8	**1,124.4**	1,165.3
Market price per common share:								
High	**$ 64.75**	$ 64.02	**$ 59.59**	$ 67.00	**$ 61.01**	$ 61.76	**$ 64.46**	$ 59.48
Low	**56.03**	45.79	**53.88**	55.55	**51.76**	55.14	**50.44**	49.36
Close	**62.44**	62.19	**57.07**	61.70	**57.49**	56.22	**54.57**	55.77

(1) Includes net pretax income of $65.2 million ($87.0 million after tax or $0.08 per share) primarily related to the resolution of certain liabilities retained in connection with the 2007 Latin America developmental license transaction.

(2) Includes income of $11.1 million ($0.01 per share) related to the sale of the Company's minority ownership interest in Redbox Automated Retail, LLC.

(3) Includes income of $109.0 million ($0.09 per share-basic, $0.10 per share-diluted) due to the sale of the Company's minority ownership interest in U.K.-based Pret A Manger.

(4) Includes income of $47.4 million ($0.04 per share) due to the sale of the Company's minority ownership interest in Redbox Automated Retail, LLC.

(5) Includes a $0.50 per share dividend declared and paid in third quarter and a $0.55 per share dividend declared in third quarter and paid in fourth quarter.

(6) Includes a $0.375 per share dividend declared and paid in third quarter and a $0.50 per share dividend declared in third quarter and paid in fourth quarter.

Management's Assessment of Internal Control Over Financial Reporting

The financial statements were prepared by management, which is responsible for their integrity and objectivity and for establishing and maintaining adequate internal controls over financial reporting.

The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company's internal control over financial reporting includes those policies and procedures that:

I. pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

II. provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

III. provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

There are inherent limitations in the effectiveness of any internal control, including the possibility of human error and the circumvention or overriding of controls. Accordingly, even effective internal controls can provide only reasonable assurances with respect to financial statement preparation. Further, because of changes in conditions, the effectiveness of internal controls may vary over time.

Management assessed the design and effectiveness of the Company's internal control over financial reporting as of December 31, 2009. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in Internal Control – Integrated Framework.

Based on management's assessment using those criteria, as of December 31, 2009, management believes that the Company's internal control over financial reporting is effective.

Ernst & Young, LLP, independent registered public accounting firm, has audited the financial statements of the Company for the fiscal years ended December 31, 2009, 2008 and 2007 and the Company's internal control over financial reporting as of December 31, 2009. Their reports are presented on the following pages. The independent registered public accountants and internal auditors advise management of the results of their audits, and make recommendations to improve the system of internal controls. Management evaluates the audit recommendations and takes appropriate action.

McDONALD'S CORPORATION
February 26, 2010

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of
McDonald's Corporation

We have audited the accompanying consolidated balance sheets of McDonald's Corporation as of December 31, 2009 and 2008, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of McDonald's Corporation at December 31, 2009 and 2008, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

As discussed in the Notes to the consolidated financial statements, effective January 1, 2007, the Company changed its method of accounting for uncertain tax positions and for compensation costs associated with a sabbatical to conform with new accounting guidance.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), McDonald's Corporation's internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 26, 2010 expressed an unqualified opinion thereon.

ERNST & YOUNG LLP

Chicago, Illinois
February 26, 2010

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting

The Board of Directors and Shareholders of McDonald's Corporation

We have audited McDonald's Corporation's internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). McDonald's Corporation's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying report on Management's Assessment of Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, McDonald's Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of McDonald's Corporation as of December 31, 2009 and 2008 and for each of the three years in the period ended December 31, 2009, and our report dated February 26, 2010 expressed an unqualified opinion thereon.

ERNST & YOUNG LLP

Chicago, Illinois
February 26, 2010

Executive Management & Business Unit Officers

Michael Andres (as of March 18, 2010)
U.S. Division President (Central)

Jose Armario*
Group President – Canada & Latin America

Peter Bensen*
Chief Financial Officer

Peter Bush
Division President – Australia/New Zealand/South Africa

Mary Dillon*
Global Chief Marketing Officer

Steven Easterbrook
Division President – Northern Europe

Timothy Fenton*
President – Asia/Pacific, Middle East and Africa

Janice Fields*
President – USA

Richard Floersch*
Chief Human Resources Officer

Denis Hennequin*
President – Europe

James Johannesen
U.S. Chief Operations Officer

Khamzat Khasbulatov
Division President – Eastern Europe

Karen King
U.S. Division President (East)

Bane Knezevic
Division President – Western Europe

Kevin Ozan*
Corporate Controller

Jean-Pierre Petit
Division President – Southern Europe

Steven Plotkin
U.S. Division President (West)

Peter Rodwell
Division President – Greater Asia & Middle East

Gloria Santona*
General Counsel and Secretary

James Skinner*
Vice Chairman and Chief Executive Officer

Jeffrey Stratton*
Chief Restaurant Officer

Donald Thompson*
President and Chief Operating Officer

**Executive Officer*

Board Of Directors

Susan E. Arnold[2, 3]
Former President – Global Business Units
The Procter & Gamble Company

Robert A. Eckert[2, 4, 6]
Chairman and Chief Executive Officer
Mattel, Inc.

Enrique Hernandez, Jr.[1, 4, 6]
President and Chief Executive Officer
Inter-Con Security Systems, Inc.

Jeanne P. Jackson[5, 6]
President of Direct to Consumer,
NIKE, Inc.

Richard H. Lenny[2, 5]
Retired Chairman, President and Chief Executive Officer,
The Hershey Company

Walter E. Massey[1, 3]
President Emeritus, Morehouse College

Andrew J. McKenna[4, 6]
Chairman, McDonald's Corporation
Chairman, Schwarz Supply Source

Cary D. McMillan[1, 5]
Chief Executive Officer
True Partners Consulting LLC

Sheila A. Penrose[1, 3]
Chairman
Jones Lang LaSalle Incorporated

John W. Rogers, Jr.[2, 3]
Chairman and Chief Executive Officer
Ariel Investments, LLC

James A. Skinner[4]
Vice Chairman and Chief Executive Officer
McDonald's Corporation

Roger W. Stone[1, 5, 6]
Chairman and Chief Executive Officer
KapStone Paper and Packaging Corporation

Miles D. White[5, 6]
Chairman and Chief Executive Officer
Abbott Laboratories

1. *Audit Committee*
2. *Compensation Committee*
3. *Corporate Responsibility Committee*
4. *Executive Committee*
5. *Finance Committee*
6. *Governance Committee*

[THIS PAGE INTENTIONALLY LEFT BLANK]

Investor Information

Common stock
Ticker Symbol: MCD

Stock exchange listing: New York

The number of shareholders of record and beneficial owners of the Company's common stock as of January 31, 2010 was estimated to be 1,198,000.

McDonald's home office
McDonald's Corporation
One McDonald's Plaza
Oak Brook, IL 60523
1.630.623.3000

Annual meeting
May 20, 2010
9:00 a.m. Central Time
McDonald's Office Campus
Oak Brook, IL 60523

McDonald's online
Investor information
www.investor.mcdonalds.com

Corporate governance
www.governance.mcdonalds.com

Corporate social responsibility
www.crmcdonalds.com

General information
www.aboutmcdonalds.com

Key phone numbers
Shareholder Services
1.630.623.7428

MCDirect Shares (direct stock purchase plan)
1.800.228.9623

U.S. customer comments/inquiries
1.800.244.6227

Financial media
1.630.623.3678

Franchising
1.630.623.6196

Shareholder account information
Stock transfer agent, registrar and MCDirect Shares administrator
Computershare
c/o McDonald's Shareholder Services
P.O. Box 43078
Providence, RI 02940-3078

www.computershare.com/mcdonalds
U.S. and Canada: 1.800.621.7825
International: 1.312.360.5129
TDD (hearing impaired): 1.312.588.4110

Trademarks
All trademarks used herein are the property of their respective owners.

Available information
Copies of Certifications dated February 26, 2010 of the Company's Chief Executive Officer, James A. Skinner, and Chief Financial Officer, Peter J. Bensen, pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, are attached as Exhibits 31.1 and 31.2, respectively, to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2009. Shareholders may obtain a copy of these certifications and/or a complete copy of the Company's Annual Report on Form 10-K by following the instructions below.

McDonald's Annual Report on Form 10-K
The financial information included in this report was excerpted from the Company's Annual Report on Form 10-K for the period ended December 31, 2009, filed with the Securities and Exchange Commission (SEC) on February 26, 2010, and speaks as of February 26, 2010. Shareholders may access a complete copy of the 10-K online at www.investor.mcdonalds.com or www.sec.gov. Shareholders may also request a paper copy at no charge by calling 1-630-623-7428 or writing to McDonald's Corporation, Shareholder Services, Department 720, One McDonald's Plaza, Oak Brook, Illinois 60523.

The information in this report is as of March 12, 2010 unless otherwise indicated.

Printed in the U.S.A.
MCD10-4581

Design: VSA Partners, Inc., Chicago
Printing: R.R. Donnelley

The Annual Report is printed on paper certified to the standards of the Forest Stewardship Council (FSC) and includes post-consumer fiber. The FSC trademark identifies products which contain fiber from well-managed forests certified in accordance with FSC standards.


Mixed Sources
Product group from well-managed forests, controlled sources and recycled wood or fiber
www.fsc.org Cert no. SCS-COC-000648
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FSC
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McDonald's Corporation
One McDonald's Plaza
Oak Brook, IL 60523
www.aboutmcdonalds.com